Form 20-F
period 2025-12-31
SUPER HI INTERNATIONAL HOLDING LTD.
filed 2026-04-13
CIK 1995306

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

As of December 31, 2025, there were 650,299,000 ordinary shares outstanding, par value US$0.000005 per share.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

In this annual report on Form 20-F, except where the context otherwise requires and for purposes of this annual report only:

●	“ADR” refers to the American depositary receipt that evidences the ADS;
●	“ADSs” refer to our American depositary shares, each of which represents ten (10) of our ordinary shares;
●	“Greater China” refers to Chinese Mainland, Hong Kong, Macau and Taiwan;
●	“HK$” or “HK dollar” refers to the legal currency of the Hong Kong Special Administrative Region;
●	“HDL Group” refers to Haidilao International Holding Ltd., together with its subsidiaries;
●	“Hong Kong Listing Rules” refer to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented, or otherwise modified from time to time;
●	“HKEx” or Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“IFRS Accounting Standards” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“international market” refers to the global market excluding Greater China, unless the context indicates otherwise;
●	“ordinary shares” are to our ordinary shares, par value US$0.000005 per share;
●	“self-operated restaurants” are to Haidilao restaurants that are directly owned and operated by our company. When we self-operate a restaurant, we retain full control of the restaurant’s operations and keep all the profit or loss generated by the restaurant. As of the date of this annual report, all of the Haidilao restaurants within our network are self-operated restaurants;
●	“we,” “us,” “our company,” and “our” refer to SUPER HI INTERNATIONAL HOLDING LTD., our Cayman Islands holding company, and its subsidiaries; and
●	“US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

Our reporting currency is the U.S. dollar. In addition, this annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations of HK dollars into U.S. dollars in this annual report were made at a rate of HK$7.7833 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The exchange rates used in the financial statements and related notes in this annual report are as indicated therein. We make no representation that any HK dollar or U.S. dollar amounts referred to in this annual report, could have been or could be converted into U.S. dollars or HK dollars, as the case may be, at any particular rate, or at all.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our multi-jurisdiction operations may lead to increasing risks and uncertainties and our management system may not be effective to address risks and uncertainties in our international restaurant operations.
●	If we fail to retain existing guests or attract new guests, our financial condition and business operations may be materially and adversely affected.
●	Our continued success depends on our ability to deliver and maintain our high-quality services and dining experience.
●	We face risks related to the instance of any food safety incidents and any food-borne illnesses.
●	We may fail to maintain or enhance brand recognition or reputation.
●	We will continue to expand our restaurant network, which may increase risks and uncertainties.
●	Our historical financial and operating results may not be indicative of our future performance.
●	We face intense competition in the international market for catering services.
●	Uncertainties relating to the growth of the international market for Chinese cuisine restaurants, especially the hot pot market, could adversely affect our revenues and business prospects.
●	Rising interest rates could negatively impact our performance and restaurant expansion plans.

Risks Related to Our ADSs and Ordinary Shares

In addition to the risks described above, we are subject to risks related to our ADSs and ordinary shares:

●	The trading prices of our ADSs and ordinary shares are likely to be volatile, which could result in substantial losses to investors.
●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

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

In addition, our restaurant network covered 14 countries internationally as of December 31, 2025. Our business and reputation may be adversely and materially affected if there are any geopolitical issues relating to us in the countries we operate. Geopolitical issues may also cause significant inflation in one particular country, which may result in higher procurement costs and therefore affect our business, financial conditions and results of operations.

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

We have increased the number of our restaurants from 111 as of January 1, 2023 to 126 as of December 31, 2025. We plan to continue to expand our restaurant geographical coverage and increase our restaurant penetration rate internationally. Our expansion may cause a deterioration in our corporate culture and restaurant quality, which may adversely affect our brand reputation.

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

We generated net profit of US$25.3 million, US$21.4 million and US$36.3 million in 2023, 2024 and 2025, respectively. Our revenue amounted to US$686.4 million, US$778.3 million and US$840.8 million in 2023, 2024 and 2025, respectively. Our future profitability will depend on a variety of factors, including the performances of our new and existing restaurants, competitive landscape, customer preference and macroeconomic and regulatory environment. Therefore, our historical results and growth may not be indicative of our future performance. Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the future price of our ADSs to decline. In particular, as we expand and open new restaurants, our historical financial and operating results may not be indicative of the performance of our new restaurants. See “— We will continue to expand our restaurant network, which may increase risks and uncertainties.” Our revenue, expenses and operating results may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, special events, government regulations or policies affecting our restaurants and our ability to control costs and operating expenses. You should not rely on our historical results to predict the future performance of our ordinary shares and ADSs.

We cannot guarantee that our innovative business forms will be successfully implemented or generate sustainable revenue or profit.

We continue to execute a number of new business initiatives, strategies and operating plans designed to diversify our business offerings. However, we may face multiple challenges in the implementation of such plans and exploration of innovative business forms. Our newly launched business forms will enter business segments with established competitors and may encounter intense competition and consumer awareness barriers. If we fail to establish clear brand positioning or create sufficient differentiation, our new business forms may struggle to rapidly gain market share. Our operations of innovative business forms could also disperse our management’s focus and resources, requiring the constant optimization of our organizational structure, talent reserves, and internal management. In addition, as such innovative business forms could involve long return cycles, continuous investment in innovative business forms could strain our short-term cash flow and affect our financial performance. We cannot guarantee that our innovative business forms may receive market acceptance and customer demands as we currently expect. As a result, we cannot assure you that any of these innovative business forms will increase the penetration of our addressable market or generate sustainable revenue or profit. If our efforts fail to enhance our monetization abilities, we may not be able to maintain or increase our revenue or recover any associated costs, and our business and results of operations may be materially and adversely impacted.

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

We maintain a relatively broad supplier network as we only adopt centralized procurement in markets where we have larger presence. In 2023, 2024 and 2025, we did not experience any incidents of interruption or delay in our supply chain or failure to secure sufficient quantities of food ingredients from our suppliers that had a material and adverse effect on us. We may incur higher costs in managing such a broad supplier network. While we maintain good business relationships with these parties, we cannot assure you that these suppliers will not breach their contractual obligations to us, or that our agreements will not be suspended, terminated or otherwise expired without renewal. The operations of these parties may be subject to any natural disasters or other unanticipated catastrophic events, including adverse weather, natural disasters, fires, technical or mechanical difficulty, storms, explosions, earthquakes, strikes, acts of terrorism, wars and outbreaks of epidemics could cause a delay or suspension of operations of these parties, which may affect the quality of their products and services, cause interruptions in our operations. In such event, our business, financial conditions and results of operations may be materially and adversely affected.

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

Because we conduct a significant and growing portion of our business in currencies other than the US dollars but report our consolidated financial results in US dollars, we face exposure to fluctuations in currency exchange rates. In 2023 and 2024, we recorded net foreign exchange losses of US$5.0 million and US$19.7 million, respectively. We recorded net foreign exchange gains of US$14.1 million in 2025. As exchange rates vary, revenue, cost of raw materials and consumables, exclusive of depreciation and amortization, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect our overall financial results. We may in the future, enter into hedging arrangements to manage foreign currency translation, but such activity may not completely eliminate fluctuations in our operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, and we do not have experience establishing hedging programs, which could expose us to additional risks that could adversely affect our financial condition and operating results.

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

Specifically, with respect to Singapore, to strengthen international cooperation in taxation matters, stamp out harmful practices and combat tax avoidance by multinational enterprises (“MNEs”), the Organization for Economic Co-operation and Development was tasked by the G20 to study and deal with the issue of Base Erosion and Profit Shifting (“BEPS”) by MNEs. Discussions on BEPS were subsequently broadened to include more than 140 jurisdictions, through a platform called the Inclusive Framework on BEPS (“IF”). In October 2021, the IF agreed on a Two Pillar solution (“BEPS 2.0”) to address the tax challenges arising from the digitalization of the economy. BEPS 2.0 has since been accepted by more than 140 member jurisdictions of the IF, including Singapore. Under BEPS 2.0:

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

As of December 31, 2025, we had 126 Haidilao restaurants covering 14 countries. We have made, and expect to continue to make, significant investments to expand our international operations and compete with local competitors.

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

In 2023 and 2024, we recognized net reversal of impairment losses in respect of property, plant and equipment and right-of-use assets of US$7.6 million and US$47 thousand, respectively, as we continue to recover and grow our business following the pandemic. In 2025, we recognized net impairment losses in respect of property, plant and equipment and right-of-use assets of US$2.0 million. We may continue to recognize impairment losses for property, plant and equipment and right- of-use assets in the future as we are actively expanding our restaurant network and the performance of certain restaurants may not meet our expectation. If we continue to recognize impairment losses for property, plant and equipment and right-of-use assets, our financial condition and results of operations may be materially and adversely affected.

We may need to obtain substantial financing for our operations. If we fail to obtain sufficient funding, our growth may be adversely affected.

In 2023, 2024 and 2025, our net cash generated from operating activities amounted to US$114.0 million, US$119.7 million and US$114.6 million, respectively. We cannot assure you that we will be able to continue generating positive cash flows from operating activities in the future. Our liquidity and financial condition may be materially and adversely affected by negative net cash flows, and we cannot assure you that we will have sufficient cash from other sources to fund our operations. The cost of continuing operations could reduce our cash position, and any increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the cash needs for operating our business and to fund our business expansion.

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

As of December 31, 2025, our total indebtedness was US$228.8 million, which consisted of our lease liabilities. This indebtedness is primarily used to support our daily operations and expansion plan. We intend to repay such indebtedness with cash flows from operations and our cash and cash equivalents. However, we may continue to incur debt to fund our daily operations and to pursue our expansion plans. This indebtedness could have important consequences for our business and operations including, but not limited to:

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

Risks Related to Our ADSs and Ordinary Shares

The trading prices of our ADSs and ordinary shares are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs and ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other cuisine brands that have listed their securities in the United States or Hong Kong. In addition to market and industry factors, the prices and trading volumes for our ADSs and ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our quarterly or annual revenue, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new restaurant openings, launch of menu dishes or service types by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us or our restaurants or the industry in which we operate;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

Our ordinary shares are currently listed and traded on the HKEx. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the HKEx. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ADSs on the Nasdaq Stock Market and the ordinary shares on the HKEx may be adversely affected.

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

Our largest shareholders have substantial influence over our company and his interests may not be aligned with the interests of our other shareholders and ADS holders.

As of March 31, 2026, entities controlled by Mr. Yong Zhang and Ms. Ping Shu collectively owns 43.02% of our outstanding shares. Mr. Yong Zhang is the spouse of Ms. Ping Shu, our director and chairperson of the board of directors. Mr. Yong Zhang and Ms. Ping Shu are co-founders of HDL Group. As the largest shareholders of our company, Mr. Yong Zhang and Ms. Ping Shu have substantial influence over our business, including matters relating to our management, policies and decisions regarding acquisitions, mergers, expansion plans, consolidations and sales of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive other shareholders or ADS holders of an opportunity to receive a premium for their ADSs or ordinary shares as part of a sale of our company and might reduce the price of our ADSs or ordinary shares. These events may occur even if they are opposed by our other shareholders. In addition, the interests of Mr. Yong Zhang and Ms. Ping Shu may differ from the interests of our other shareholders and ADS holders, and it is possible that Mr. Yong Zhang and Ms. Ping Shu may exercise substantial influence over us and cause us to enter into transactions or take, or fail to take, actions or make decisions that conflict with the best interests of our other shareholders and ADS holders.

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

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.

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

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent the ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

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

Based on the historical value of our assets, the composition of our income and assets and the price of the ADSs, we do not believe we were a PFIC for our prior taxable year ending December 31, 2025. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our prior taxable year ending December 31, 2025, or for our current or any future taxable year or that the United States Internal Revenue Service will not take a contrary position.

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

Some provisions of our articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. These provisions could have the effect of depriving our shareholders of an opportunity to sell their ordinary shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction. For example, subject to the applicable listing rules of the HKEx, only one-third of the board of directors is up for election during each annual general meeting.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against our management that resides in Chinese Mainland based on foreign laws.

China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. One executive officer of our company, our chief financial officer and board secretary Cong Qu currently resides in Chinese Mainland. Even if you are successful in bringing an action of this kind, you may encounter difficulties in enforcing a judgment against the assets of such officer.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

We commenced our restaurant business operations outside Greater China in 2012 through Haidilao International Holding Ltd. (“HDL Group”), our then-parent company and a public company listed on the HKEx (HKEx: 6862). Since opening our first restaurant in Singapore in 2012, we have expanded to 126 restaurants in 14 countries across four continents as of December 31, 2025, including Singapore, Thailand, Vietnam, Malaysia, Indonesia, Japan, Korea, the United States, Canada, the United Kingdom, Australia, the United Arab Emirates, Philippines and Cambodia. We currently do not have restaurant business operations in Greater China (which includes Chinese Mainland, Hong Kong, Macau and Taiwan), and, when as part of HDL Group, did not have restaurant business operations in Greater China.

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

B.Business Overview

Our Mission

Our mission is to become a leading global integrated restaurant group, build the world’s premier Chinese cuisine brand, and promote Chinese culinary heritage worldwide.

Overview

We are a leading Chinese cuisine restaurant brand in the international market, operating Haidilao hot pot restaurant in the international market. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. Since opening our first restaurant in Singapore in 2012, we have expanded to 126 self-operated restaurants in 14 countries across four continents as of December 31, 2025.

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

Benefiting from our proven management philosophy and successful localization efforts, we have built an international Haidilao restaurant network with highly standardized operations, effective management systems and motivated employees. Key highlights are as the follows:

●	Restaurant network expansion. Our number of restaurants increased from 111 restaurants as of January 1, 2023 to 126 restaurants as of December 31, 2025. While we primarily focused on the expansion within existing countries and enhancing their operating performance over the past three years, we keep exploring new markets and our restaurant network covered 14 countries as of December 31, 2025.
●	Same-store sales growth. Alongside our continual restaurant network expansion, we have also achieved meaningful same-store sales growth of 7.1% and 2.9% in 2024 and 2025, respectively.
●	Table turnover rate. Our overall table turnover rate improved from 3.5 times per day in 2023 to 3.8 times per day in 2024, and further improved to 3.9 times per day in 2025.
●	Average daily revenue per restaurant. Our average daily revenue per restaurant increased from US$16.3 thousand in 2023 to US$17.7 thousand in 2024, and further increased to US$18.1 thousand in 2025.

●	Income from operation margin. Our income from operation margin improved from 6.3% in 2023 to 6.8% in 2024, and then decreased to 4.4% in 2025.
●	Restaurant level operating margin. Our restaurant level operating margin improved from 9.0% in 2023 to 10.1% in 2024, and then decreased to 8.7% in 2025. For the calculation of our restaurant level operating margin, please refer to “Item 5 — Operating and Financial Review and Prospects — Non-IFRS Financial Measure.”

Our Competitive Strengths

A leading Chinese cuisine restaurant brand in the international market

We are a leading Chinese cuisine restaurant brand in the international market. Since opening our first Haidilao restaurant in Singapore in 2012, we have expanded to 126 restaurants in 14 countries in Asia, North America, Europe and Oceania as of December 31, 2025.

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

We have continued to achieve strong growth in the past three years. Our revenue increased by 13.4% from US$686.4 million in 2023 to US$778.3 million in 2024, and further increased by 8.0% from US$778.3 million in 2024 to US$840.8 million in 2025, and our Haidilao restaurant network grew from 111 restaurants at the beginning of 2023 to 126 as of December 31, 2025, showing a strong growth momentum. We believe our international leading position, the Haidilao brand recognition and our management philosophy of “aligned interests and disciplined management” will continue to fuel our international expansion and growth.

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

With humble beginnings in Jianyang, a small town in Sichuan, China, we believe Haidilao’s dining experience and service quality have propelled the brand into a global cultural phenomenon. We believe that, based on our industry experience, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains. Capitalizing on Haidilao’s global brand equity, we have gained recognition among those who have not even stepped foot in our restaurants, which has been instrumental to our successful international expansion. Since 2023, we have accumulated over 88.6 million guest visits at our restaurants. Our guest loyalty program had approximately 8.5 million members as of December 31, 2025, increasing from approximately 3.0 million as of January 1, 2023.

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

Through our two pronged approach, we are able to ramp up our restaurants rapidly. The breakeven of new restaurants opened in 2023, 2024 and 2025 was generally within six months.

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

The Haidilao management philosophy is recognized and studied across the world, including as a case study by the Harvard Business School. Moreover, the Haidilao management philosophy is proven in the international market through a decade of successful operations, including our international expansion to 126 restaurants as of December 31, 2025. We believe that aligned interests and disciplined management will continue to empower our dynamic and sustainable growth.

Seasoned management team with a corporate culture that prescribes acting with kindness

We are led by a seasoned management team, many of whom are home grown leaders that embody core Haidilao values. Guided and inspired by the Haidilao management philosophy formulated by Mr. Yong Zhang, the founder of HDL Group, our management team develops strategies to drive our continued growth as an international Chinese cuisine restaurant brand. They lead our operations with a commitment to treating people with kindness and pursuing quality excellence, which we believe is crucial to create loyalty in employees and guests with our restaurants and the Haidilao brand. Our director and chairperson, Ms. Ping Shu, is one of the founders of HDL Group. She embodies Haidilao’s core values and management philosophy that enable us to spearhead our growth. Her fundamental values of treating employees with respect and pursuit of service quality have been the guiding principles of our business. Ms. Shu is supported by a core team who has extensive operational experience in international Haidilao restaurants, including Ms. June Lijuan Yang, our director and chief executive officer, Mr. Yu Li, our director and chief operating officer, and Ms. Li Liu, our director. Ms. Yang has over 28 years of experience in restaurant operation and overall management of Haidilao, and has, in recent years, successfully led HDL Group in implementing the “Woodpecker Plan” and the “Hard Bone Plan,” emerging from the operational difficulties and making profound changes in the areas of systematic management, process-oriented operation and data-based assessment, which laid a solid management foundation and built a sustainable growth scenario for HDL Group. Mr. Li has been with HDL Group for over 18 years and has overseen the restaurant operations in Japan, South Korea and Thailand. Ms. Liu started as a waitress in our Singapore restaurant and has been with us for over 13 years.

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

Generally, our restaurants offer services that are iconic to Haidilao, such as the seated waiting area with free fruits, snacks or beverages, hairbands for dine-in guests with long hair and eyeglass cleaning cloths for those wearing glasses. Some restaurants also offer manicure services at the seated waiting area. We also provide personalized services to care for first-time local guests, providing them with suggested cooking times for each hot pot ingredient. From time to time, our restaurants also collaborate with other third parties to host Chinese cultural events. For example, our restaurant in the UK hosted parties with local galleries to showcase traditional Chinese watercolor paintings. As an international restaurant brand, we also encourage our servers to take into consideration local customs in providing our services. For example, we organize themed events and decorate our restaurants to celebrate holidays in local cultures, such as Easter and Halloween. Our restaurants in South Korea serve free rice cake dishes to students on the day of college entrance exams, which is a symbol for good luck. The following images illustrate our localization initiatives across various countries, as well as our commitment to hosting Chinese cultural events.

Batik day (Indonesia)	Merry Christmas (the United States)	Happy Halloween (Canada)	Happy Mid-autumn Festival (the United States)

Menu and Ingredients

Our hot pot offering has three major components — the soup base, the sauces and condiments, and the food ingredients to be cooked in the soup base. Generally, a majority of our menu consists of Haidilao signature or classic dishes, while also incorporating localized or seasonal items. Depending on restaurant size and the availability of food ingredients in the country that meet our high standards on freshness, quality and food safety, our restaurants typically offer 100 to 200 types of food ingredients under several categories, namely signature Haidilao dishes, classic hot pot dishes, meat dishes, vegetarian dishes, snacks and desserts, and alcohol and beverages.

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

We regularly develop and introduce new menu items—including core food ingredients, soup bases, and dipping sauces—tailored to local tastes and preferences, frequently incorporating regional ingredients into our offerings. In 2025, we launched over 1,000 new products globally and continued to enrich our dining experience offerings. During the year, we focused on the rollout of our freshly cut product series and introduced our “Prime Cuts Lab” (fresh meat cutting counter). As of the date of this report, freshly cut items, including beef and pork, have been introduced across 13 countries. For the year ended December 31, 2025, the average order rate for our freshly sliced meat series exceeded 12% across our international operations.

Restaurant Atmosphere and Design

Our restaurants are designed and decorated to make our guests feel relaxed and comfortable. Most of our restaurants are designed with a light green and yellow theme, with slight modifications in different countries. We are also piloting a novel entertainment-dining fusion concept that combines classic hotpot traditions with nightclub-style ambiance as part of our ongoing development initiative. We have launched tech-forward restaurant concepts that incorporate architectural lighting, audio and visual technologies to create a full-sensory immersive dining experience. These tech-forward restaurants are also equipped with automatic busser equipment. For details, see “— Technologies.” The following images show the typical interior of our restaurants, our tech-forward restaurants and nightclub theme restaurants.

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

Our Haidilao Business

Our Haidilao Restaurant Business

Haidilao Restaurant Network

We opened our first restaurant in Singapore in 2012. Since then, we have gradually expanded our restaurant network to 126 restaurants in 14 countries in Asia, North America, Europe and Oceania as of December 31, 2025. We own and operate all of our Haidilao restaurants and lease all of the premises on which our restaurants operate. The following map sets forth our restaurant network as of December 31, 2025.

Less than 5 restaurants
Between 5 to 10 restaurants
More than 10 restaurants
United States : 14
Canada:8
United Kingdom:3
UAE: 2
Korea: 11
Japan: 10
Vietnam: 17
Thailand : 8
Cambodia:1
Philippines : 2
Malaysia : 18
Singapore : 15
Indonesia : 10
Australia : 7

Haidilao Restaurant Performance

The following table summarizes key performance indicators of our restaurants for the years indicated.

	For the Year Ended December 31,
	2023	2024	2025
Total guest visits (million)
Southeast Asia	18.8	20.7	20.9
East Asia	2.9	3.3	4.5
North America	3.0	3.7	4.1
Others(1)	2.0	2.2	2.5
Total	26.7	29.9	32.0
Table turnover rate(2) (times per day)
Southeast Asia	3.5	3.7	3.7
East Asia	3.6	4.4	5.0
North America	3.7	4.1	4.0
Others(1)	3.8	3.9	3.9
Overall	3.5	3.8	3.9
Average spending per guest(3) (US$)
Southeast Asia	19.5	19.6	18.9
East Asia	27.8	28.3	28.7
North America	45.3	42.3	39.9
Others(1)	40.2	41.6	39.4
Overall	24.8	25.0	24.6
Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	15.0	15.7	15.4
East Asia	12.9	17.1	20.1
North America	20.4	22.0	22.6
Others(1)	23.6	24.9	23.8
Overall	16.3	17.7	18.1

Notes:

(1)	Others include Australia, the United Kingdom and the United Arab Emirates.
(2)	Calculated by dividing the total tables served for the year by the product of total Haidilao restaurant operation days for the year and average table count during the year in the same geographic region.
(3)	Calculated by dividing the revenue generated from Haidilao restaurant operations for the year by total guest visits for the year in the same geographic region.
(4)	Calculated by dividing the revenue from Haidilao restaurant operations for the year by the total Haidilao restaurant operation days for the year in the same geographic region.

Same Store Sales

The following table sets forth details of our same store sales for the years indicated.

	As of/For the Year Ended December 31,
	2023	2024	2024	2025
Number of Same Stores(1)
Southeast Asia	60		59
East Asia	13		13
North America	18		17
Others	7		10
Total	98		99
Same Store Sales(2) (US$ in thousands)
Southeast Asia	348,237	360,213	349,157	348,567
East Asia	65,545	79,970	79,971	94,544
North America	135,311	147,834	137,342	140,649
Others	61,599	65,974	90,184	91,821
Total	610,692	653,991	656,654	675,581
Average same store sales per day(3)(US$ in thousands)
Southeast Asia	16.0	16.4	16.2	16.3
East Asia	13.9	16.8	16.8	20.0
North America	20.6	22.4	22.1	22.7
Others	24.4	26.1	25.0	25.2
Overall	17.1	18.3	18.2	18.7
Average same store table turnover rate(4) (times/day)
Southeast Asia	3.6	3.8	3.8	3.8
East Asia	3.6	4.3	4.3	5.0
North America	3.7	4.1	4.1	4.0
Others(5)	3.7	3.9	3.9	4.0
Overall	3.6	3.9	3.9	4.0

Notes

(1)	Includes restaurants that commenced operations before the comparison periods and were open for more than 300 days in each year within the respective year-over-year comparisons (2023 -2024 and 2024 -2025).
(2)	Refers to the aggregate gross revenue from Haidilao restaurant operations at our same stores for the year indicated.
(3)	Calculated by dividing the gross revenue from Haidilao restaurant operations for the year by the total Haidilao restaurant operation days at our same stores for the year.
(4)	Calculated by dividing the total tables served for the year by the product of total Haidilao restaurant operation days for the year and average table count at our same stores during the year.
(5)	Others include Australia, the United Kingdom for the 2023 and 2024 comparison, and further include the United Arab Emirates for the 2024 and 2025 comparison.

Delivery Business

We started to offer delivery services at Haidilao restaurants in 2019. We provide delivery services through our hotline and social media accounts, as well as local online food delivery platforms.

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

●	Selection of restaurant manager. We believe the ideal new restaurant manager should have extensive experience as restaurant staff so that he/she is familiar with every detail of restaurant operations. As of December 31, 2025, all of our restaurant managers were home grown and have served various non-managerial positions, such as waiters or janitors. Our restaurant managers are encouraged to recommend new restaurant manager candidates, normally being their mentees. If the new restaurant was originally proposed by an existing restaurant manager, we will consider his or her recommendation for the new restaurant manager as the first choice, subject to regional manager’s review and approval. In other cases, our regional manager will review the restaurant manager candidates recommended by each restaurant manager to select the most suitable candidate.
●	Site selection. Our headquarters are responsible for providing guidance in our site selection process with the consideration of our Group’s strategic growth. Our regional managers are responsible for identifying suitable locations, since they have a deeper understanding of the local market. We carefully consider potential markets and devote a substantial amount of time and effort to evaluating each potential restaurant site.
●	Lease arrangement. Subject to negotiations with our landlords, we generally enter into long-term leases ranging from three to 20 years with an option to renew for our restaurants in order to secure more favorable terms. We do not own any property for substantially all of our restaurant sites and believe such strategy can significantly reduce our capital expenditures.
●	New restaurant project execution. The new restaurant manager will be responsible for project execution, with assistance provided by the regional manager and our headquarters.

●	Restaurant operations and review. The regional manager will continue to provide support and guidance after the new restaurant is opened, including conducting site visits, and reviewing initial table turnover rates and other performance metrics. New restaurants are subject to the same restaurant performance assessment as existing restaurants in the same group. Regional managers are available to provide training and assistance to new restaurants that are rated C or lower.

Restaurant Performance Assessment

We conduct evaluation of the performance of our restaurants and derive a rating for each restaurant based on the criteria above, which also ties to the rating of each restaurant manager. The ratings of each restaurant will be published via online meeting or internal announcement, incentivizing them to improve their performance in the following months.

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

Restaurant Operations

●	Detailed and standardized procedures. We have developed a series of food safety, hygiene and quality control protocols that set out guidelines detailed down to different methods of cleaning different types of kitchenware, sterilization schedules and the cleaning schedule for restrooms. Our food safety specialists also establish food safety procedures for each restaurant, taking into account local regulatory requirements. From time to time, our food safety specialists will make recommendations to our food safety, hygiene and quality control protocols based on issues identified in restaurants and regulatory updates.
●	Extensive inspection. Our regional manager is responsible for conducting monthly inspection for each restaurant. If any food safety issue is identified, the food safety specialist will assist the restaurant manager to rectify the issue and conduct a follow-up inspection after rectification is completed.
●	Clear accountability. We have established clear responsibility for our restaurant managers and our food safety staff. Each restaurant is divided into 13 different areas, such as the kitchen, dining area and waiting area and the restaurant manager assigns one designated person for each area.
●	Compliance. Our food safety specialist reviews and keeps abreast of local laws and regulations to formulate and update internal food safety policies.
●	Design and technology. We believe that investing in restaurant design and technology allows us to enhance quality control and reduce the risk of human error. We have established kitchens with automated and smart equipment in Singapore, which we believe will allow us to achieve more consistency in handling food and maintaining hygiene in the kitchen area.
●	Continuous training programs. We continuously provide training programs to our restaurant staff on the operating procedures and quality standards on an annual basis. Post-training tests are conducted to ensure the effectiveness of training.

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

Technologies

We seek to distinguish ourselves in the restaurant industry by implementing advanced information technology to support our development. To this end, we have implemented a set of management information systems to not only enhance our guest experience but also improve the efficiency of operations. Details of our key technology applications are set forth below:

●	Automated ordering. All orders at our restaurants are placed on tablet computers. This expedites service and enables our management to collect and analyze consumption behavior, spending and inventory data on a timely basis. This system also allows us to track ordering history and recommend dishes to members based on their consumption behavior.
●	Automatic busser. We have developed and applied automatic busser equipment in our restaurants. These automatic bussers can automatically deliver dishes to each table, which significantly improve our operation efficiency.
●	Immersive dining. We have incorporated architectural lighting, audio and visual technologies to create a full-sensory immersive dining experience.
●	Customized flavors. We adopted technology that would automate the preparation of soup bases and customize the depth of flavors, such as spiciness, oiliness, richness and thickness based on personal preferences. Our guests will be able to create his/her own personalized soup base. The unique choices of each guest are stored in our membership system and can be automatically ordered the next time he/she visits. Further, as some local guests have a lower tolerance for spicy food, our customized flavor technology enables them to adjust the spiciness of their Sichuan-style soup bases, making our restaurants more appealing to local guests.

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

●	Energy saving and green operation. We proactively monitor information relating to pollutant emissions to avoid energy waste. As such, we have established an air-conditioning and mechanical ventilation system to automatically determine the real-time business status of the restaurant, realize intelligent linkage control and supply the appropriate volume of fresh air. We have implemented an intelligent kitchen management system (“IKMS”) in certain restaurants in Singapore. The IKMS can collect and analyze the data collected from the kitchen and offer real-time monitoring of the overall operating status, such as production, inventory and shelf life. We also plan to implement an energy management system (“EMS”) in certain restaurants. The EMS system can monitor the use of electricity in our restaurants. Through these intelligent systems, we can significantly reduce waste and save energy at our restaurants. In addition, we will continue to deepen the concept of green operation, actively promote energy conservation and consumption reduction, and pursue efficient operation.
●	Anti-food waste project. In most of our restaurants, we allow our guests to order half-portion dishes to promote awareness of food waste, while ensuring the diversity of food that our guests can enjoy. In addition, we also launched combo meals for individual guests in certain restaurants. Further, we have implemented advanced stock tracking and inventory management system to avoid raw materials waste.
●	Nutritious meals. Our broad menu allows guests to enjoy balanced meals consisting of proteins, vegetables, grains and other nutritious ingredients. In addition, we have formed product development teams to regularly introduce localized menu offerings that promote a healthy diet.
●	Controlling usage of food additives and other chemicals. Our suppliers are required to provide information on the use of food additives and other chemicals in their products in accordance with local laws and regulations. We also adopt strict rules for procurement, storage, inventory management and usage of food additives and other chemicals at our restaurants. Our food quality specialists conduct daily food safety inspections to ensure food quality and safety.
●	Workforce diversity. We are committed to providing diverse and equal employment opportunities to our employees. As of December 31, 2025, over 46% of our total employees were females. We will continue to adhere to a fair, transparent and sound employee recruitment and management system and promote diversity in our workforce.

Intellectual Property

On December 12, 2022, we entered into a trademark license agreement with Sichuan Haidilao Catering Co., Ltd. (“Sichuan Haidilao”), a limited liability company established in the PRC and controlled by Mr. Yong Zhang, our largest shareholder. Pursuant to this agreement, Sichuan Haidilao agrees to license to our company over 360 trademarks registered by Sichuan Haidilao, including Haidilao (“海底撈”), in all the jurisdictions in which we operate on an exclusive and royalty-free basis for a perpetual term, to the extent permissible under the Hong Kong Listing Rules and relevant laws and regulations.

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

Employees

We value our employees and believe high quality guest service comes from happy employees. We endeavor to manage and motivate our employees in order to maximize the working proceeds through constant training programs, competitive compensation package and clear promotion scheme. As of December 31, 2025, we had a total of 14,003 full-time and part-time employees.

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

In relation to the above, the Food Regulations (as amended pursuant to the Food (Amendment) Regulations 2025, which came into effect on 30 January 2026) enacted pursuant to section 56(1) of the SFA sets out general requirements, amongst others, in relation to (i) labelling of products and pre-packed food; (ii) restrictions against importation and manufacturing of food articles containing regulated food additives; and (iii) restrictions against the importation and sale of products containing such prohibited incidental constituents. Part IV of the Food Regulations also specifically sets out the standards and particular labelling requirements for different categories of food products. Specifically, the 2025 amendments were targeted to align Singapore’s food labelling requirements for prepacked food with international standards, particularly those established in the Codex Alimentarius developed by the Food and Agriculture Organisation and the World Health Organisation (e.g., the introduction of labelling requirements relating to “gluten-free” products). A person who fails to comply with the requirements under the Food Regulations shall, upon conviction, be liable to a fine not exceeding SGD1,000 and in the case of a second or subsequent conviction, to a fine not exceeding SGD2,000.

(ii)General Food Hygiene Requirements under the Sale of Food (Food Establishments) Regulations

Further, the Sale of Food (Non-Retail Food Business) Regulations (the “SFA Regulations”) sets out general food hygiene requirements in relation to (i) the storage of food, (ii) the packaging of food, (iii) the transportation of food, and (iv) personal cleanliness for those engaged in the preparation of food. With regards to point (iii) above (the transportation of food), pursuant to regulation 10 of the SFA Regulations, every licensee is required to ensure that during transportation, food is “protected from any likelihood of contamination” and “kept under a suitable temperature so a snot to affect its wholesomeness and safety.” The same is also provided under section 23(1) of the SFA, which provides, inter alia, that the surface of any vehicle used to transport food which the food is likely to come into contact must be kept in a state of cleanliness, good order and condition so as to prevent any risk of contamination of the food. A licensee who contravenes the regulations under the SFA Regulations shall be guilty of an offence and shall be liable, on conviction, to a fine not exceeding SGD5,000 and, in the case of a continuing offence, to a further fine not exceeding SGD100 for every day or part thereof during which the offence continues after conviction.

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

(iv)Food Processing and Food Handling

All food processing establishments, cold stores and slaughterhouses must comply with the WFA, SFA and the Conditions of Licensing for Food Establishments prescribed by the Agency (last updated on January 1, 2026). Food handlers (e.g. chefs, cooks and kitchen assistants) working in food retail establishments must complete the WSQ Food Safety Course Level 1 certification and thereafter, be registered with the Agency. Such persons are also required to attend and complete a refresher course training every five (5) years starting from the date of first obtaining the Food Safety Course Level 1 certification. In this regard, regulation 10 of the EPHA Regulations requires that any employee or assistant of a licensee who is engaged in the sale or preparation of any food must be registered with the Agency. Further, pursuant to regulation 10A of the EPHA Regulations, licensees are also required to appoint a senior staff member to be trained as a Food Hygiene Officer, who must also be registered with the Agency. The appointed Food Hygiene Officer is required to attend such course (including refresher course) as is required by the Agency.

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

(vi)Grading Scheme for Licensed Eating Establishments and Food Stalls

The Agency conducts annual on-site audit assessments on Agency-licensed local food establishments to determine their grading status and provide on-site advice to help them improve and upgrade their premises. All licensed food establishments (including cold stores, slaughterhouses and food processing establishments) in Singapore are categorized into four (4) grades (A being excellent to D being pass). Each food establishment will be graded annually based on its food hygiene and food safety standards before its licence expires. The grade awarded will encourage the establishment to strive for better grades and seek improvement in food hygiene and safety standards. The areas of audit assessment of food establishments include (but are not limited to) general cleanliness and housekeeping of premises, food storage, food processing equipment and facilities, food hygiene training and documentation.

Notwithstanding the foregoing, a new food safety licensing framework, the Safety Assurance for Food Establishments (the “SAFE”), which will replace the existing food hygiene grading system, will be implemented in two (2) phases by the Agency. The implementation of Phase 11 of the SAFE framework had commenced on January 19, 2026, while details of the implementation of Phase 2 is expected to be announced by 2027.

Under the new SAFE framework, food establishments are categorized into two categories, depending on the amount of food handling involved and the level of food safety risks:

(a)Category 1 includes food establishments involved in significant processing or preparation of food, including restaurants with kitchen size of 16m² or more and food processing establishments; and

(b)Category 2 includes food establishments that engages in low or moderate levels of food processing or preparation, including takeaway outlets and restaurants with kitchen size of less than 16m².

The Agency will thereafter assign food establishments a grade under the SAFE framework (“SAFE grade”) based on its food safety track records. The SAFE grade shall replace the existing food hygiene grading system mentioned above, and will rate food establishments under Grade ‘A’, ‘B’ or ‘C’, with Grade A indicating a consistently good track record, and Grade C indicating that the establishment has committed a major lapse, such as a licence suspension or a court conviction for a food safety related offence. Food establishments that maintain a consistent record of good food safety practices will attain a higher grade (i.e., Grade A). Pursuant to the implementation of Phase 2 of the SAFE framework, food establishments seeking to maintain or attain a Grade ‘A’ will be required to appoint an Advanced Food Hygiene Officer and to implement a certified Food Safety Management System.

1 Under Phase 1 of the new SAFE framework, existing food establishments will be assigned with a starting grade based on their current track records (i.e., the date of the issuance of the licence or the date after the date of the last major lapse).

(vii)	The Environmental Sanitation Regime for selected retail food shops

Commencing from July 30, 2021, baseline environmental sanitation (“ES”) standards are mandatory for specified premises, which includes, amongst others, food courts and canteens, schools and specified shopping malls. This includes canteens that hold specific Agency issued Food Shop licences. Such licensees are required to implement the ES standards and develop an ES program for their premises and to oversee its implementation. The ES program must be submitted to the National Environment Agency (“NEA”) within one (1) month from the implementation of the ES regime for the sector or upon the commencement of operations for new specified premises. The ES program is required to adhere to the baseline standards developed by the ES Technical Committee convened under the NEA, which includes, amongst others, implementing minimum routine cleaning and disinfection frequencies and carrying out yearly maintenance of surfaces or fixtures. Such selected retail food shops are expected to ensure that premises are clean and relatively free of visible litter, stain, environmental waste, spillage and soilage.

Public Health and Environmental Matters

(viii)	Code of Practice on Environmental Health (2025 Edition) (the “COPEH”)

Issued by the NEA, the COPEH provides the guidelines to address environmental health concerns in the design of buildings. The COPEH sets out the objectives to be met and stipulates the minimum basic design criteria. Specifically, section 3 of the COPEH sets out design criteria relating to the ventilation, ducting and kitchen exhaust systems for food shops at building plan and pre-operation (pre-licensing) stages which should be complied with when the companies are renovating leased properties for the operation of the restaurant business.

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

As announced during the second reading of the FSSB in parliament on January 8, 2025, to facilitate a smooth transition for the industry, the changes as set out under the FSSA will be implemented in phases, starting with defined foods and non-packaged drinking water (amongst others) (which came into force on or about November 28, 2025) and it is envisaged that all the amendments proposed under the FSSA will be in full force by 2028. In this regard:

(a)

pursuant to Part 5 (Defined Food and Pre-Market Approval) and sections 152 to 153 of the FSSA, it is an offence to supply any defined food, to handle food intended for supply in a way that will or is likely to make the food a defined food, or to produce primary produce that is a defined food. To this end, “defined food” is defined under section 13 of the FSSA to refer to food that is or contains (i) a novel food[2]; (ii) a genetically modified food without a pre-market approval; or (iii) is, or contains, in any form, an edible insect-like species which are not listed in the Food Safety and Security (Catalogued Insect-like Species) Order 2025. Pre-market approval (in such form and manner as set out under the Food Safety and Security (FSSA Authorisations – Administration) Regulations 2025)) will be required to be obtained from the Agency before any proposed supply or handling of such defined foods; and

(b)

Part 6 (Provision of Non-Packaged Drinking Water) (together with the Food Safety and Security (Non-Packaged Drinking Water) Regulations 2025), which replaces the current Part 9 of the EPHA, governs and regulates the quality of non-packaged drinking water in Singapore. Amongst others, pursuant to section 115 of the FSSA, it is an offence for a drinking water producer providing a drinking water service to supply drinking water that is unwholesome in the course of providing such service.

Further and for completeness, it should also be noted that pursuant to Part 13 of the FSSA (which has come into force in part as of November 28, 2025), food security officers (amongst others) are entitled to enter and remain at, without warrant, any premises occupied or used, by a holder of an FSSA authorization, or an applicant for an FSSA authorization, for or in connection with a licensable activity undertaken by such holder or applicant. To this end, the food security officer may (amongst others) (i) inspect, examine and/or interrupt any regulated activity being carried out on such premises; and (ii) seize any relevant material from any relevant premises which he reasonably believes to be evidential material to any offence under the FSSA. Pursuant to section 253(4) of the FSSA, it is an offence to obstruct the entry of, hinders, or delays any officers exercising their investigating powers. An individual convicted of such an offence shall be liable to a fine not exceeding SGD10,000 or to an imprisonment for a term not exceeding 6 months or to both. Where the offender is not an individual, the offender shall be liable to a fine not exceeding SGD20,000.

Upcoming changes under the FSSA

In addition to the aforementioned provisions that have already come into force in Singapore, in view of the full implementation of the FSSA in due course (and specifically, the repeal of the SFA, WMF and the consequential amendments to other food-related legislation), we wish to highlight the following key changes applicable to the existing food-related licenses, registrations and/or permits as described in the preceding paragraphs:

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

2 For completeness, “novel food” includes (amongst others) any substance that has not been used to a significant degree as food for a period of at least 20 years or food that has been manufactured, prepared or preserved by a process that has not been previously used in food production of at least 20 years.

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

As can be noted from the proposed FSSA provisions summarized above, the standardized definition under the FSSA across the industry and the establishment of a common penalty framework provides a common operating context for players in the industry and reduces complexity of the various existing legislations, which in turn supports improved compliance with legal requirements directed at protecting public health. To this end, the Agency (or such other relevant regulatory authorities) will inform the industry and public ahead of the implementation of the relevant provisions under the FSSA to allow time for them to prepare for the changes.

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

Foreign Worker Quota and Levy

To employ migrant workers for the services sector, a company is required to meet specific requirements relating to business activity, worker’s source country or region, quota and levy. The number of work permit holders that a company can hire is limited by a quota and subject to a levy. Introduced by the government to regulate the foreign manpower numbers in Singapore, the employer is required to pay foreign worker levy (the “FWL”) in relation to its employees holding a work permit or S pass. The amount of FWL to be paid for each such worker is determined by the sector the employer/company belongs to, and the educational qualifications and skills of the specific employee. In general, based on the latest guidelines by the Ministry of Manpower (last updated March 4, 2026), the formula for the maximum number of foreign workers that would apply to businesses falling under the “services” sector (including restaurants and approved food establishments) is multiplying the Local Qualifying Salary (the “LQS”) count (i.e., the number of local workers who can be used to calculate the work permit and S-pass quota entitlement) by 0.538462. The LQS count is based on the average of 3 months’ declared salaries and CPF (as defined below) contributions, and is reviewed regularly to keep pace with rising local wages. Presently, the LQS is SGD1,600 (i.e., a local worker who earns at least SGD1,600 per month is considered one (1) local worker whilst a local worker earning at least SGD800 but below SGD1,600 per month is considered a half (0.5) local worker). From September 1, 2022 onwards, companies who employ foreign workers are required to pay progressive wages (“PW”) to local workers covered by relevant sectoral or occupational PWs (for example, amongst others, cleaning, security and landscape maintenance sectors) and at least the LQS to all other local workers (full time or part-time workers). Specifically, the Progressive Wage Model for Food Services Sector (which covers full-time or part-time food services employees on a contract of service, working in a premise that has the Agency issued Food Retail or Food Processing (Central Kitchen) licence) came into effect from March 1, 2023.

Central Provident Fund

The central provident fund (the “CPF”) is a mandatory social security savings scheme funded by contributions from employers and employees (Singapore Citizens and Permanent Residents only) and is considered a key pillar in Singapore’s social security system to meet the retirement, housing and healthcare needs of Singapore Citizens and Permanent Residents. The rate of contribution into CPF is dependent on the age of the employee and can range from a total of 12.5% to 37% of one’s monthly wages and is as set out in the First Schedule of the Central Provident Fund Act 1953 (the “CPF Act”). Specifically, section 9 of the CPF Act provides that where an employer fails to make the necessary contributions in respect of any month when due, the employer is liable to pay interest on the amount for every day the amount remains unpaid at a rate of 1.5% per month or the sum of SGD5, whichever greater.

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

Singapore Transfer Pricing Guidelines 8th Edition (published November 19, 2025) (“Singapore TP Guidelines”)

The Singapore TP Guidelines endorse the arm’s length principle as the standard to guide transfer pricing and provide guidance on how to apply the arm’s length principle to transactions between related parties. In this regard, section 2 of the ITA defines “related parties” as, inter alia, where either party is directly or indirectly controlled by the other party; or where both parties are directly or indirectly controlled by a common person. This guidance on the application of the arm’s length principle remains broadly consistent with the OECD TP Guidelines.

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

Amongst others, section 34D(1)(b) of the ITA enshrines the concept of “arm’s length conditions” as conditions that are made or imposed between two related parties in their commercial or financial relations (called in this section actual commercial or financial relations) which differ from conditions which would be made or imposed if they were not related parties and dealing independently with one another in comparable circumstances (called in this section arm’s length conditions)”. In this case, where IRAS is of the opinion that transactions are not at arm’s length, section 34D(1A) of the ITA allows for the comptroller (i.e., IRAS) to make the following adjustments as it deems appropriate to reflect the true price:

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

United States Laws and Regulations

License, Registration and Permits

Business License

A business license is a type of legal authorization to operate a business in a city, county, or state. A license may even be required on a federal level depending on the nature of the business. As required by the local government, a general business license must be obtained in the city in which the business is located. For the restaurants operating in the state of California, business license certificate shall be obtained pursuant to applicable municipal codes, including the Union City Municipal Code where applicable. In respect of the restaurant in the state of New York, it is required to obtain a certificate of authority from the Department of Taxation and Finance subject to the New York Codes, Rules and Regulations. For the restaurants operating in the state of Washington, a business license shall be acquired from the Department of Revenue subject to the Revised Code of Washington.

Alcoholic Beverage License

Some of our businesses in the United States involve the sale of alcoholic beverage, which need to obtain liquor licenses. In the state of California, subject to the California Alcoholic Beverage Control Act, the restaurants involving the sale of alcoholic beverage need to obtain an alcoholic beverage license from the Department of Alcoholic Beverage Control (the “DABC”) for the state of California. To obtain an alcoholic beverage license, the restaurant must provide information to DABC as needed for the investigation, and pay for the DABC license. The restaurant must meet specific requirements, including not keeping distilled spirits on premises, operating and maintain the restaurant as a bona fide eating place, and making substantial sales of meals during normal meal hours. Furthermore, according to the California Responsible Beverage Service Training Program Act which has come into effect on July 1, 2022, servers and wait staff of alcoholic beverages and their managers shall obtain Responsible Beverage Service Training Program certification. In respect of the restaurant in the state of New York, it is required to obtain a liquor license from New York State Liquor Authority subject to Alcoholic Beverage Control Law of the State of New York. For the restaurant operating in the state of Texas, a beverage certificate shall be acquired from Texas Alcoholic Beverage Commission subject to Texas Alcoholic Beverage Code.

Restaurants that sell alcoholic beverages must comply with applicable federal, state and local alcohol control laws and licensing requirements.

Food Safety and Environment Matters

Food Safety

Employees working in restaurants may include food handlers who are involved in the preparation, storage, or service of food. Pursuant to the Health and Safety Code of California and its amendments, the food handlers in the restaurants, unless exempt, will be required to obtain a food handler card after taking a food safety training course and passing an assessment. Further, for the restaurants in the state of Washington, all food workers who work with unpackaged food, food equipment or utensils, or with any surface where people put unwrapped food, subject to Chapter 246-217 of Washington Administrative Code, shall take food safety training before handling food served to the public. Food workers who take a food safety training class and pass the State of Washington exam on food safety basics are issued a food worker card.

Health Permit

The restaurants in the United States must obtain a local health permit from the county, as the business involves the preparation, handling or distribution of food. Health permits are typically part of the domain of a county health department.

In some states, businesses that involve contact with the human body will also require health department permits. The restaurants are subject to the inspection of the health department before issuing the permit and will be conducted annual inspections thereafter subject to local policies. In order to obtain and maintain the health permit, the staff have completed their food handler courses, and keep their certification up to date.

Environmental regulatory compliance

The restaurant in the United States is subject to federal, state or local laws and regulations with respect to environmental regulatory compliance. Cooking oil use and kitchen grease management is often regulated on a municipal level. Many states require food service establishments to have grease traps installed and provide proof of regular cleanings from licensed service providers.

Labor, Employment and Working Safety

Statutory Benefits

Under the relevant provisions for general welfare in the United States involving the Social Security Act, Federal Unemployment Tax Act and the Patient Protection and Affordable Care Act, employers are to provide statutory employee benefits to their employees, including health insurance, social security and medical care, unemployment insurance and disability insurance.

Occupational Safety and Health Act

The United States Occupational Safety and Health Act (the “OSHA”) and the regulations adopted pursuant to OSHA, and similar statutes and regulations adopted by the states that concern occupational health and safety, require employers to, among other things, (i) provide a workplace that is free from serious recognized hazards and complies with applicable safety regulations, (ii) make certain that employees have and use safe tools and equipment, (iii) provide safety training and develop operating procedures that facilitate employee compliance with safety and health requirements, and (iv) keep records of work-related injuries and illnesses. In addition, the OSHA and such regulations, and such state statutes and regulations concerning occupational health and safety, require employers to keep records of hazardous materials that they use or generate and provide such information to employees and the relevant government authorities upon request. Certain employers meeting applicable industry and employee-size thresholds are also required under OSHA regulations to electronically submit injury and illness data to OSHA through the Injury Tracking Application on an annual basis.

Patient Protection and Affordable Care Act

Under the Patient Protection and Affordable Care Act, employers with 50 or more full-time equivalent employees, must either offer minimum essential health insurance coverage that is “affordable” and that provides “minimum value” to their full-time employees (and their dependents), or potentially make an employer shared responsibility payment to the Internal Revenue Service.

Taxation

Corporate Income Tax

The corporate income tax is levied by federal and state governments on corporations registered in the United States pursuant to subchapter A of the Internal Revenue Code.

Dividend Distribution

According to Sections 1441 and 1442 of the Internal Revenue Code, any dividends and other distributions payable to a non-U.S. holder by a corporation incorporated in the United States will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. In the event that there is no treaty between such non-U.S. Holder’s country (e.g. Singapore) and the United States, the corporation is required to pay tax on the income in the same way and at the same rates shown in the instructions for the applicable U.S. tax return.

Other Material Regulations

Import Tariffs

Goods imported from overseas are generally subject to the United States import duties. The rates of duty are set forth in the Harmonized Tariff Schedule of the United States (the “HTS”) which identifies applicable duties for the universe of imported goods, organized by class and specific articles. The HTS is periodically amended to reflect changes in U.S. trade policy and tariff measures adopted under applicable statutes.

There are a number of provisions of the U.S. trade law which may allow or result in modification of these duties. For instance, Sections 201 through 204 of the Trade Act of 1974 provide the authority and procedures for the United States to take various actions to facilitate a domestic industry’s adjustment to import competition. Under such Sections, if the International Trade Commission determines that an article is being imported in such increased quantities as to threaten domestic producers of similar products, the United States may, among other things, increase or imposes a duty, or a tariff-rate quota.

Product Safety Law

The law of product safety is regulatory law and is governed primarily by the United States Consumer Product Safety Commission (the “CPSC”), an administrative agency of the United States federal government that regulates certain classes of products sold to the public. The CPSC has jurisdiction over the safety and labeling of consumer products pursuant to certain statutes.

Products Liability Law

The United States state law generally imposes liability on all manufacturers and retailers (and parties in the supply chain) for injuries that result from unsafe, defective and dangerous products sold to consumers. The term “product liability” refers to the legal liability of manufacturers and sellers to compensate buyers, users, and even bystanders for damages or injuries suffered because of defects in goods purchased. In addition, the United States laws and regulations (for example, the Consumer Product Safety Improvement Act of 2008) can impose obligations manufacturers and retailers (and parties in the supply chain) to remedy product defects, which can include safety recall campaigns.

Product Liability Law sets out the full range of legal responsibilities of manufacturers, distributors and sellers of products. Parties involved in selling or distributing a product are subject to liability for harm caused by a defect in that product. Generally speaking, any and all entities in the supply chain of a product can potentially be held liable. This includes manufacturers of component parts (at the top of the chain), assembling manufacturers, the wholesalers, and the retail store owners (at the bottom of the chain).

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

Pursuant to the LGA 1976 and the By-Laws, any person who operates or occupies a business premise without a license shall be liable to a fine not exceeding RM500 or imprisonment for a term not exceeding 6 months, or both. Under the By-Laws, the local councils and authorities also have the rights to order for the closure of any premises if he is satisfied that there has been a breach of any condition or restriction of the license or contravention of any provision of the By-Laws.

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

Any person that engages in any manufacturing activity without a manufacturing license will be guilty of an offence and is liable on conviction to a fine not exceeding RM2,000.00 or to a term of imprisonment not exceeding 6 months and to a further fine not exceeding RM1,000.00 for every day during which such default continues.

Consumer Protection

Consumer Protection Act 1999 (“CPA 1999”)

The CPA 1999 provides for the protection of consumers, the establishment of the national consumer advisory council and the tribunal for consumer claims, and connected matters. The CPA 1999 stipulates amongst others, the following:

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
(c)	no person shall supply, or offer to or advertise for supply, any goods or services which do not comply with the safety standards prescribed under the CPA 1999; and
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

All applications for Halal certification by chain restaurants or franchise are managed by the Department of Islamic Development Malaysia (“JAKIM”) who will be the competent authority to issue Halal certificates. Pursuant to the Trade Description (Certification and Marking of Halal) Order 2011, all food and goods, or services in relation to the food and goods shall not be described as Halal or be described in other expression to indicate that the foods or goods or services can be consumed or used by a Muslim unless they are certified as Halal via a certificate of authentication issued by a competent authority and marked with the Halal logo as specified in the order.

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

For information, the recent Food (Amendment) Regulations 2025 has introduced two amendments to FR 1985 which has been passed as law and came into effect on September 1, 2025, whereby it introduces new national limits on industrial trans fats and update controls on the veterinary antibiotic colistin. Under the new amendment, the sale, preparation, import, or advertisement of food intended for final consumers or retail that contains more than 2 grams of trans fatty acids per 100 grams of total fat is prohibited. Further, Colistin will now fall under substances that are subject to tighter residue monitoring in food-producing animals.

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

The Environmental Quality (Scheduled Wastes) Regulations 2005 further regulates the notification of the generation, disposal, treatment, storage and labelling of the scheduled wastes. Scheduled wastes shall only be disposed of at prescribed premises and be treated at prescribed premises that is prescribed by the Environmental Quality (Prescribed Premises) (Scheduled Wastes Treatment and Disposal Facilities) Order 1989 or on-site treatment facilities (a facility, other than a scheduled wastes incinerator or a land treatment facility, located on a waste generator’s site and that is used solely to deal with scheduled wastes produced on that site).

Labor, Employment and Work Safety

Employment Act 1955 (“EA 1955”)

The EA 1955 and the regulations made thereunder govern the employment laws in Peninsular Malaysia and set out the basic terms and conditions of employment, as well as the rights and responsibilities of employers and employees who fall within the ambit of the EA 1955.

Following the enactment of the Employment (Amendment) Act 2022 on January 1, 2023 which aims at increasing and improving the protection and welfare of employees and ensuring that the Malaysian labor law provisions are in accordance with international labor standards, the definition of “employee” pursuant to the EA 1955 is extended to include any person who has entered into a contract of service irrespective of wages save for some specific provisions which do not apply to employees whose wages exceed RM4,000 a month or any person who, irrespective of the amount of wages, is engaged in, among others, manual labor, the operation or maintenance of any mechanically propelled vehicle operated for the transport of passengers or goods or for reward or for commercial purposes, supervises, or oversees other employees engaged in manual labor employed by the same employer in and throughout the performance of their work, in any capacity in any vessel registered in Malaysia, or as a domestic servant.

In addition, Malaysia has also implemented a minimum wage policy that has raised the basic wages of all employees (except for domestic servants) to RM1,700 per month under the Minimum Wages Order 2024 with effect from February 1, 2025.

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

Employees Provident Fund Act 1991 (“EPFA 1991”)

The EPFA 1991 provides for the law relating to a scheme of savings for employees’ retirement purposes and the management of the savings for retirement purposes and for matters incidental thereto. Every employee and every employer of a person who falls within the ambit of the EPFA 1991 is liable to pay monthly contributions on the amount of wages at the rate set out in the Third Schedule of EPFA 1991.

Effective October 1, 2025, employers are now required to register and make contribution for their non-Malaysian citizen employees. The rate of contribution by the employer and the non-Malaysian citizen employee shall each be 2% of the employee’s monthly wages. The liability of the employer for their contribution ceases on the last month before the expiry of the employee’s work permit or before the expiry of any extension of the employee’s work permit.

Any employer who fails, within such period as may be prescribed by the minister, to pay any contributions for which he is liable under the EPFA 1991 to pay in respect of or on behalf of any employee in respect of any month, shall be guilty of an offence and shall, on conviction, be liable to imprisonment for a term not exceeding three years or to a fine not exceeding RM10,000 or both.

Employees’ Social Security Act 1969 (“ESSA 1969”)

The ESSA 1969 provides social security for employees in the private sector in certain contingencies such as workplace injuries, emergencies, occupational sickness and death. The Social Security Organization (“SOCSO”) was established as one of the governmental departments under the Ministry of Human Resources of Malaysia to administer, implement and enforce the ESSA 1969.

The contribution payable under the ESSA 1969 in respect of an employee shall comprise contributions payable by the employer and the employee, respectively, which shall be paid to SOCSO. There are two categories where the contributions fall into, namely insurance for the contingencies of invalidity and employment injury and insurance for the contingency of employment injury only. Failure to pay such contribution payable or within the time prescribed by regulations or non-compliance with any of the requirements of the ESSA 1969 or the rules or the regulations in respect of which no special penalty is provided, constitutes an offence and on conviction, shall be punishable with imprisonment for a term which may extend to two years, or with fine not exceeding RM10,000, or with both.

The Employees’ Social Security (Amendment) Act 2026 (“ESS Amendment Act”) has been gazetted on March 5, 2026 and will come into force on a date to be determined by the Minister of Human Resources. The ESS Amendment Act introduced non-employment injury protection, which is a major reform that expands SOCSO’s coverage to personal injury to the employee caused by accident not arising out of and in the course of his employment. For employers, this brings additional compliance responsibilities whereby contributions will now include coverage for non-employment injuries, on top of the existing employment-injury contributions. The amendment also introduces three phases of contributions where employees will be required to make contributions in three distinct phases to support non-employment injury protection, while employer contributions remain unchanged across all categories.

Employment Insurance System Act 2017 (“EIS 2017”)

The EIS 2017 provides certain benefits and a re-employment placement programme for insured persons in the event of loss of employment and for matters incidental thereto and applies throughout Malaysia to all industries having one or more employees. Every employer shall register his industry to which the EIS 2017 applies with the SOCSO within such period and in such manner as prescribed. Any person who contravenes this obligation constitutes an offence and is liable to a fine not exceeding RM10,000 or to imprisonment for a term not exceeding two years or to both.

The contributions payable under the EIS 2017 in respect of an employee shall comprise a contribution payable by the employer and a contribution payable by the employee and shall be paid to the SOSCO, according to the rates as specified in the second schedule of the EIS 2017. Employer which is a body corporate who commits an offence under the EIS 2017, any person who at the time of the commission of the offence was a director, manager, secretary or other similar officer of the body corporate may be charged severally or jointly in the same proceedings with the body corporate.

Amendments have been proposed to extend the coverage of the EIS 2017 and empower SOCSO to provide employment services to ‘any person’, including casual workers, and gig and platform workers. The Employment Insurance System (Amendment) Bill 2025 (“EIS Amendment Bill”) had earlier been passed by the Dewan Rakyat (House of Representatives) on December 2, 2025 however the tabling of the EIS Amendment Bill before the Dewan Negara (Senate) has been postponed to 2026. Proposed amendments to be introduced under the EIS Amendment Bill includes:

(a)the introduction of a mobility assistance allowance of RM1000 (with certain conditions); and

(b)the increase in the rates for re-employment allowance (from 25% to 50%), max training fee (RM4,000 to RM7,000), and the rate for training allowance (to a maximum of RM30 per day).

Stamp duty Exemption Threshold for Employment Contracts

Pursuant to the amendment to the Stamp Act 1949 and effective from 1 January 2026, the wage threshold for stamp duty exemption on employment contracts will be raised from RM300 to RM3,000 per month. Hence, effective January 1, 2026, employers should stamp all contracts of employment above the threshold of RM3,000 per month within 30 days of execution to ensure full compliance and avoid penalties.

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

Duty to establish a safety and health committee

The employer shall also establish a safety and health committee at the place of work if there are 40 or more persons employed at the place of work or if the Director General of the Occupational Safety and Health direct the establishment of such a committee at the place of work. An occupier of a place of work is also required to employ a competent person to act as a safety and health officer at the place of work.

Failure to comply with the duty to establish a safety and health committee constitutes an offence and the employer is liable to a fine not exceeding RM100,000 or to imprisonment for a term not exceeding one year or to both.

Duty to appoint an occupational safety and health coordinator

An occupier of a workplace that has been gazetted as requiring a safety and health officer must appoint a person who is competent to act as a safety and health officer to ensure the due observances of the provisions of the OSHA 1994 and any related regulations, as well as for promoting safe work conduct at the workplaces. A person shall be appointed as a safety and health officer for one workplace at a time, unless otherwise authorised by the Director General of the Occupational Safety and Health. Employers who have five or more employees at other workplace that has not been so gazetted, are required to appoint an employee to act as an occupational safety and health coordinator to coordinate occupational safety and health issues at the workplace.

Failure to comply with the duty to appoint an occupational safety and health coordinator constitutes an offence and the employer is liable to a fine not exceeding RM50,000 or to imprisonment for a term not exceeding six months or to both.

Taxes

Income Tax Act 1967 (“ITA 1967”)

The ITA 1967 imposes income tax which is charged for each year of assessment upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

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

Commencing from January 1, 2024, businesses eligible to issue consolidated e-invoices may issue receipts to buyers in any manner (e.g. by electronic means).

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

A registered person is required to issue an invoice with the prescribed particulars for the taxable services rendered. The prescribed particulars include but not limited to description of the taxable services provided, total amount payable excluding tax and amount of service tax. The invoice may be issued and sent electronically.

Sales Tax Act 2018

Sales tax administered in Malaysia is a single-stage tax charged and levied on locally manufactured taxable goods at the manufacturer’s level and as such is often referred to as manufacturer’s tax. The tax is also imposed on taxable goods imported into Malaysia at the point of entry. A taxable person is a person who manufactures taxable goods and is liable to register if the total sales value of such taxable goods for a period of 12 months exceeds RM500,000.00. In the case of locally manufactured goods, sales tax is charged and levied when such goods are sold or disposed of by the manufacturers. Taxable goods are goods of a class or kind not for the time being exempted from sales tax. Sales tax is an ad valorem tax and rates between 5% to 10% apply based on the group of taxable goods. General rule is sales tax is levied on imported and locally manufactured goods (except those exempted by the Ministry of Finance, Malaysia).

In line with the revised sales tax effective from July 1, 2025, specific goods that were previously exempted from tax will become taxable goods and there are changes in the rates of existing taxable goods to new tax rate. List of goods affected is the rate of 5% and specific rates stipulated under the Sales Tax (Rate of Sales Tax) Order 2025 and the exempted goods under Sales Tax (Goods Exempted from Sales Tax) Order 2025.

The preparation of foods or drinks by any person who provides services under Group B, First Schedule, Service Tax Regulations 2016 is exempted from registration regardless of the total value of sales of taxable goods pursuant to the Sales Tax (Exemption from Registration) Order 2018.

Personal Data Protection Act 2010 (“PDPA 2010”)

The PDPA 2010 applies to (a) any person who processes and (b) any person who has control over or authorises the processing of any personal data in respect of commercial transactions (“Data Controller”).

Pursuant to the PDPA 2010, the processing of personal data by Data Controller shall be in compliance with various personal data protection principles, namely (a) the General Principle; (b) the Notice and Choice Principle; (c) the Disclosure Principle; (d) the Security Principle; (e) the Retention Principle; (f) the Data Integrity Principle; and (g) the Access Principle (collectively, “Personal Data Protection Principles”). The processing of personal data by any person, other than an employee of the Data Controller on behalf of the Data Controller who does not process the personal data for his own purposes (“Data Processor”) shall comply with the Security Principle. A Data Controller who contravenes any of the Personal Data Protection Principle as set out in the PDPA 2010 or a Data Processor who contravenes the Security Principle commits an offence and shall, on conviction, be liable to a fine not exceeding RM1,000,000 or to imprisonment for a term not exceeding three years or to both.

The Personal Data Protection (Amendment) Act 2024 (“PDPA Amendment Act”) has been passed as law and gazetted on October 17, 2024. Effective June 1, 2025, the PDPA Amendment Act provides amongst others –

(a)the obligation of the Data Controller and Data Processors to appoint at least one data protection officer, who will be accountable to the respective organisation for its compliance with the PDPA 2010;

(b)the obligation of the Data Controller to notify both the Personal Data Protection Commissioner and relevant data subjects of personal data breaches without unnecessary delay. Failure to comply with this notification obligation by the Data Controller constitutes an offence and is liable to a fine of up to RM250,000.00 or imprisonment for a term of up to two years, or both;

(c) the obligation of Data Processors to adhere to Security Principle and take steps to protect personal data from loss, misuse, unauthorized access and other risks;

(d)provisions relating to the right of the data subject to request Data Controller to transmit their personal data to another data controller of their choice, subject to technical feasibility and compatibility of the data format;

(e)the introduction of an additional mode of service of the service of a notice or any other document by way of electronic means;

(f)the recognition of biometric data (defined as personal data from technical processing of physical, physiological or behavioral traits) as a type of sensitive personal data requiring stricter consent and security requirements; and

(g)Data Controllers may now transfer any personal data to any place outside Malaysia provided that the recipient jurisdiction’s laws are substantially similar to, and offer an adequate level of protection which is at least equivalent to the PDPA 2010.

Vietnamese Laws and Regulations

License, Registration and Permits

Business Registration

Pursuant to the Law on Investment which was promulgated by the 13th National Assembly of the Socialist Republic of Vietnam on November 26, 2014, and came into effect on July 1, 2015 (the “LOI 2014”); and Law on Investment which was promulgated by the 14th National Assembly of the Socialist Republic of Vietnam during its 9th session on June 17, 2020, and came into effect on January 1, 2021 (the “LOI 2020”), and Law on Investment which was promulgated by the 15th National Assembly of the Socialist Republic of Vietnam on December 11, 2025 and came into effect on March 1, 2026 (the “LOI 2025”), an enterprise established under foreign laws shall be defined as a foreign investor and may conduct the investment activity directly or indirectly, among other forms, under the following basic forms: (i) a foreign investor establishes a foreign-invested company within the territory of Vietnam, independently or jointly with any other investor, (ii) a foreign investor contributes capital or purchases shares or stakes of an enterprise established under Vietnamese laws, or (iii) a foreign investor enters into a business cooperation contract (BCC) for business cooperation and distribution of profits or products without establishing a business organization.

Furthermore, the foreign-invested business organizations established under Vietnamese laws on Investment, satisfy the conditions and follow investment procedures applied to foreign investors in case: (i) over 50% (or from 51% under the LOI 2014) of its charter capital or more is held by a foreign investor(s) or the majority of the general partners are foreigners if the business organization is a partnership; (ii) over 50% (or from 51% under the LOI 2014) of its charter capital or more is held by a business organization(s) mentioned in point (i) of this paragraph or by foreign investor(s) and a business organization(s) mentioned in point (i) of this paragraph.

Except for (i) prohibited fields specified in the negative list under the LOI 2014, the LOI 2020, and the LOI 2025, and (ii) fields with prohibition on market access under the LOI 2020, as specified in the negative list under Decree No.31/2021/ND-CP and under the LOI 2025, which are not permitted to invest, the foreign investor must obtain permit for investment in other fields from competent authorities, i.e. Investment registration certificate (the “IRC”) for investment basic forms mentioned in the first paragraph and Notice of conditions satisfaction for capital contribution, shares purchase and stakes purchase for investment form mentioned in point (ii) of the first paragraph.

For foreign investors who invest in the form of establishing a foreign-invested company within the territory of Vietnam, under the LOI 2014 and the LOI 2020, after the issuance of the IRC for their investment project, they need to carry out the procedures to obtain a Enterprise Registration Certificate (the “ERC”) from the Business Registration Office under the local Department of Planning and Investment for establishing and then operating the companies. Under the LOI 2020 (last amended on June 25, 2025 by Law No.61/2020/QH14), foreign investors establishing a foreign-invested company within the territory of Vietnam to carry out investment projects establishing new innovation center, research and development center; projects for the construction of infrastructure for large-scale data center, cloud computing infrastructure, mobile infrastructure of 5G and higher, and other digital infrastructure in the field of strategic technology; and projects in the field of strategic technology and projects for manufacturing strategic technology products can carry out the procedures to obtain the ERC prior to the IRC. Under the LOI 2025, for foreign investors who invest in the form of establishing a foreign-invested company, foreign investors are allowed to carry out the procedures to obtain the ERC for the establishment of the company before carrying out the procedures to obtain the IRC for their investment project, provided that the market access conditions applicable to foreign investors are satisfied. In addition, under Decree No. 168/2025, the competent authority for issuing the ERC is generally referred to as the Provincial-level business registration authority, instead of the Business Registration Office under the local Department of Planning and Investment as mentioned above. After being granted a Certificate of Enterprise Registration, the company will be a legal person and thus be eligible to enter into any business relation on its own behalf. The conduct of business activities of the company must be in accordance with its business lines registered with the Business Registration Office.

Business Location Registration

Under Law on Enterprises No. 68/2014/QH13 and Law on Enterprises No.59/2020/QH14, a business location of an enterprise is the place at which specific business operations are carried out.

For business locations that are restaurants, under Decree No. 78/2015/ND-CP, Decree 01/2021/ND-CP, and Decree No. 168/2025/ND-CP, firstly, they are required to send a notification of establishment of a business location to the Business Registration Office under the local Department of Planning and Investment (currently referred to as the Provincial-level business registration authority), which shall then update information about the business location on the National Enterprise Registration Database and, upon the request of the enterprise, issue a Certificate for Registration of Business Location.

Besides, under Decree No. 15/2018/ND-CP issued by the Government on February 2, 2018, last amended on November 14, 2019, restaurants shall obtain the Certificate for Food Safety Eligibility before operating, except for the restaurants within hotels.

Furthermore, pursuant to the provisions of the LOI 2014, the LOI 2020, and the LOI 2025, spirit trading is on the list of conditional business lines (the provision relating to conditional business lines and the list of conditional business lines under the LOI 2025 will take effect from July 1, 2026). Decree No. 105/2017/ND-CP issued by the Government on September 14, 2017, deals with activities related to trade in alcohol including production, import, distribution, wholesaling and retailing of alcohol, and sale of alcohol for on-site consumption. The term “sale of alcohol for on-premises consumption” means an act of directly selling alcohol to a buyer for consumption right on the premises. The company shall obtain the license to sell alcohol at the premises for each restaurant. However, on February 5, 2020, the Government issued Decree No. 17/2020/ND-CP, which took effect from March 22, 2020, amended Decree No. 105/2017/ND-CP. Accordingly, the company shall need to satisfy the following conditions to sell spirits having at least 5.5% alcohol by volume for on-premises consumption: (i) having the right to legally use a fixed place of business, a clear address; (ii) alcohol consumed on premises shall be provided by the trader having the license for alcohol production/distribution/wholesaling/retailing; (iii) complying with regulations of the law on environmental protection, food safety and firefighting and prevention; and (iv) registering sale of alcohol for on-premises consumption with the Economic and Infrastructure Division of the district where the restaurant is located.

In addition, the Law on Fire Prevention and Fighting No. 27/2001/QH10 was promulgated by the National Assembly on June 29, 2001, and last amended on November 22, 2013 (the “Law on FPF 2001”) and Law on Fire Prevention, Fighting and Rescue No. 55/2024/QH15 was promulgated by the National Assembly on November 29, 2024 (“Law on Fire and Rescue 2024”), regulates the basic measures for fire prevention; designs on fire prevention and fighting, examination and approval thereof; requirements in fire prevention and fighting measures for establishments; as well as equipment of fire prevention and fighting means for establishments.

According to Decree No. 136/2020/ND-CP issued on November 24, 2020, which provides detailed provisions on certain articles of the Law on FPF 2001, restaurants are on the list of facilities requiring fire management. On May 10, 2024, the Government issued Decree No. 50/2024/NĐ-CP, which took effect on May 15, 2024 to amend Decree No. 136/2020/ND-CP and modified the list of facilities requiring fire management. Specifically, only restaurants with a total business area of at least 100 m2 or a total volume of at least 500 m3 are subject to fire prevention and fighting management. On May 15, 2025, the Government issued Decree No. 105/2025/ND-CP, which provides detailed provisions on certain articles of Law on Fire and Rescue 2024. Decree No.105/2025/ND-CP took effect on July 1, 2025 and replaced Decree No. 136/2020/ND-CP and Decree No.50/2024/ND-CP from its effective date. Accordingly, the list of facilities requiring fire management has been modified; under such list, only restaurants with a total business area of 100m² or larger are subject to comply with fire prevention and fighting management. The current regulations have removed the criterion relating to the volumetric capacity/volume of restaurants from this list.

In addition, under the Law on FPF 2001 and its guiding documents, depending on the specific business space/area or volume of the restaurant, it shall need to obtain the fire prevention plan approved by competent authorities and/or the certificate of design appraisal and design appraisal document and the written approval of fire safety commissioning results. According to Law on Fire and Rescue 2024 and Decree No.105/2025, depending on the specific business space/area of the restaurant, it shall need to obtain the fire prevention and rescue plan approved by competent authorities; and/or the certificate of design appraisal, or design appraisal document, or design inspection document, and the written approval of fire safety commissioning results. In this regard, the current regulations have removed the criterion relating to the volumetric capacity/volume of restaurants.

Food Safety and Environment Matters

The Law on Food Safety No. 55/2010/QH12 was promulgated by the National Assembly on June 17, 2010, and last amended on June 25, 2025 by Law No. 84/2025/QH15 (the “Law on Food Safety”) provided the rights and obligations of organizations and individuals in assuring food safety.

The Law on Environmental Protection No. 72/2020/QH14 of the Socialist Republic of Vietnam, which was issued by the National Assembly on November 17, 2020, came into effect on January 1, 2022 and last amended on December 11, 2025 by Law No.146/2025/QH15 (the “Law on Environmental Protection”), provides general regulations as well as the detailed regulations on many issues related to environmental protection.

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

Sanctions of The Violation of Laws on Environmental Protection

Pursuant to the Criminal Code No. 100/2015/QH13 which is promulgated by the National Assembly of the Socialist Republic of Vietnam on November 27, 2015, and last amended on June 25, 2025 by Law No.86/2025/QH15, among others, the act of violation of the laws on environmental protection can be prosecuted for criminal liability based on the scale and consequences of environmental pollution, environmental emergencies, the types of waste to be illegal discharged.

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

Salary

The term “salary” in the Labor Code includes wages by job or title, allowances and other additional amounts. The wages by job or title shall not fall below the statutory minimum wages, which shall be promulgated by the Government from time to time. On December 14, 2020, the Government promulgated Decree No. 145/2020/ND-CP, which came into effect on February 1, 2021 (“Decree 145/2020/ND-CP”), last amended on June 11, 2025 by Decree No.129/2025/ND-CP, elaborates some detailed articles about salary, including: salary payment forms; calculating methods of overtime salaries, night work salaries, night overtime salaries.

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

Foreign Employees Who Work in Vietnam

Foreign Employees Who Work in Vietnam is governed by Labor Code and its guiding documents, specifically decree No. 152/2020/ND-CP which was issued by the Government on December 30, 2020, came into effect on February 15, 2021, and amended by Decree No. 70/2023/ND-CP which was issued by the Government on September 18, 2023 and came into effect on the same date (“Decree 152/2020/ND-CP”), sets forth foreign workers working in Vietnam and recruitment, management of Vietnamese workers working for foreign organizations and individuals in Vietnam. On August 7, 2025, Government issued Decree No. 219/2025/ND-CP stipulating on foreign workers working in Vietnam (“Decree 219/2025/ND-CP”). Decree 219/2025/ND-CP came into effect on August 7 2025 and partially replaced Decree 219/2025/ND-CP, specifically replacing the provisions on foreign workers working in Vietnam stipulated in Decree 152/2020/ND-CP.

According to the Labor Code, enterprises shall only employ foreigners to hold positions of managers, executive directors, specialists, and technical workers the professional requirements for which cannot be met by Vietnamese workers, and the recruitment of foreign employees in Vietnam shall be explained and subject to written approval by competent authorities. A foreign employee who works in Vietnam shall be in compliance with the legal requirements and has a work permit granted by a competent authority of Vietnam. In certain cases, the foreign employee may work in Vietnam without work permit.

Internal Labor Regulations

Internal Labor Regulations, which are prescribed in the Labor Code and the Decree 145/2020/ND-CP, are issued by the employer with the following key contents: (i) Working hours and rest periods; (ii) Order at the workplace; (iii) Occupational safety and health; (iv) Actions against sexual harassment in the workplace; (v) Protection of the assets and technological and business secrets and intellectual property of the employer; (vi) Cases in which temporary reassignment of employees are permitted; (vii) Violations against labor regulations and disciplinary measures; (viii) Material responsibility; (ix) The person having the competence to take disciplinary measures.

An employer who has more than 10 employees must have written internal labor regulation. Such an internal labor regulation must be registered at the provincial labor authority of the province where the employer registers its business activities and locates its headquarters and shall only come into effect after registering.

Occupational Safety and Hygiene

The Law on Occupational Safety and Hygiene No. 84/2015/QH13 (“Law on Occupational Safety and Hygiene”) which was issued by the National Assembly on June 25, 2015, came into effect on July 1, 2016, deals with occupational hygiene and safety assurance; policies and benefits for victims of occupational accidents and occupational diseases; rights and obligations of organizations or individuals relating to occupational hygiene. Pursuant to the Law on Occupational Safety and Hygiene, the employer must provide adequate personal protective equipment and healthcare for employees who have occupations as prescribed in List of heavy, harmful or dangerous occupations and extremely heavy, harmful or dangerous occupations.

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

Taxes

Corporate Income Tax

Corporate income tax (“CIT”) in Vietnam is governed by the Law on Corporate Income Tax and the corresponding guiding documents from time to time. According to the Law on Corporate Income Tax, which was promulgated on June 3, 2008, came into effect on January 1, 2009, and amended by the Law on amendments to the Law on Corporate Income Tax 2013, the Law on amendments to the laws on taxation 2014 and the Law on Investment 2020 (“Law on CIT 2008”), and the Law on Corporate Income Tax, which was promulgated on June 14, 2025, came into effect on October 01, 2025 (“Law on CIT 2025”), replacing the Law on CIT 2008, a standard income tax rate of 20% shall be applied to enterprises that have established under the laws of Vietnam, foreign enterprises with or without permanent establishment. Law on CIT 2025 adds tax rates of 15% and 17%, applicable respectively to enterprises with total annual revenue not exceeding VND 3 billion and those with total annual revenue exceeding VND 3 billion but not exceeding VND 50 billion.

In principle, under Law on CIT 2008 and Law on CIT 2025, the difference between Total Revenue — Deductible Expenses is considered an income from main business activities, which is entitled to CIT incentives, if any. Normally, under Law on CIT 2008, Law on CIT 2025 and its corresponding guiding documents, other forms of income such as gains from foreign exchange revaluation, income from disposal of fixed assets, interest income, etc. not related to the main business are not entitled to CIT incentives, and thus shall be subject to the standard CIT rate of 20%. On the other hand, under Law on CIT 2008, an expense might be deductible for CIT purpose if the following conditions are met: (i) such expense is actually incurred and relevant to the company’s business activities, (ii) such expense must be supported by proper documents, (iii) payments above VND20 million must be supported by bank payment vouchers (or deemed as made via banks), (iv) such expense is not in the list of non- deductible expenses. However, with respect to deductible expenses, the Law on CIT 2025 retains conditions (ii), and (iv) as provided under the Law on CIT 2008, while condition (i) will be supplemented to include expenses in relation to the enterprise’s research and development activities calculated as a percentage of the actual expenses incurred during the tax period and condition (iii) will be amended to require that expenses must be supported by non-cash payment documents in cases of purchases of goods or services and other payments with a value of VND 5 million or more per transaction. Non-cash payment documents must comply with the relevant regulations under the laws on value-added tax. In addition, the Law on CIT 2025 introduces provisions allowing enterprises to include certain other actual expenses in deductible expenses when determining taxable income, provided that such expenses satisfy conditions (ii) and (iii) as mentioned above under the Law on CIT 2025. These expenses may include those incurred for the enterprise’s production and business activities that have not yet corresponded to the revenue generated in the period, in accordance with Government regulations; scientific research, technological development and innovation, and digital transformation; the reduction of greenhouse gas emissions for the purposes of carbon neutrality and net zero, mitigation of environmental pollution, and which are connected with the enterprise’s production and business activities, etc.

Under the Law on CIT 2008 and the Law on CIT 2025, regarding tax losses, tax losses are carried forward within a maximum period of 5 years after the loss- making year. Carry-back of tax loss is not allowed. Under the Law on CIT 2008 and its guiding documents, losses from incentive business activities can be offset against income from non-incentive activities, and losses from the transfer of real estate, investment projects, rights to participate in investment projects (except for mineral exploitation and exploration projects) can be offset against profits from other business activities. Under the Law on CIT 2025 and Decree No. 320/2025/ND-CP, which was issued by the Government on December 15, 2025 and came into effect on the same date, losses from business activities can be offset against income from other business activities, except for income from the transfer of real estate, investment projects and rights to participate in investment projects, which cannot be offset against income from incentive business activities.

Regarding capital assignment profit tax, although not specifically a separate tax, under the provisions of Law on CIT 2008, Law on CIT 2025 and its corresponding guiding documents, Capital Assignments Profit Tax (“CAPT”) applies a 20% tax to gains from assignment of capital in limited liability companies in Vietnam. The time of determining income from the transfer of capital shall be the time at which ownership of such capital is transferred.

Dividend distribution

Under the Double Taxation Avoidance Agreements to which Vietnam is a party, Vietnam is entitled to levy taxes on dividend income. Under the provisions of Law on CIT 2008, Law on CIT 2025 and its corresponding guiding documents, Vietnam has not yet imposed tax on income from dividends of enterprises, thus, there is no CIT on dividends paid to corporate shareholders. Nonetheless, a 5% personal income tax shall be applied on dividends paid to individual shareholders, whether the individual is tax resident or non-resident.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

*: The diagram above omits the names of subsidiaries that are insignificant individually and in the aggregate.

D.Property, Plants and Equipment

Our company’s headquarters are located in Singapore. We occupy certain properties for the use of restaurants, warehouses and offices. As of December 31, 2025, we leased over 260 properties with a total gross floor area of over 150,000 square meters for our restaurants in countries where we currently have or plan to open restaurants. For our restaurants, we enter into lease agreements with lease periods ranging from three to twenty years with an option for renewal as we believe this will enable us to secure more favorable lease terms and ensure that our restaurant can be operated in a stable and consistent manner.

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

A.Operating Results

Overview

We are a leading Chinese cuisine restaurant brand, operating Haidilao hot pot restaurant in the international market. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. Since opening our first restaurant in Singapore in 2012, we have expanded to 126 self-operated restaurants in 14 countries across four continents as of December 31, 2025, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

Benefiting from our proven management philosophy and successful localization efforts, we have built an international Haidilao restaurant network with highly standardized operations, effective management systems, and motivated employees. Key highlights are as the follows:

●	Restaurant network expansion. Our number of restaurants increased from 111 restaurants as of January 1, 2023 to 126 restaurants as of December 31, 2025. While we continued focusing on the expansion within existing countries and enhancing their operating performance over the past three years, we keep exploring new markets and our restaurant network covered 14 countries as of December 31, 2025.
●	Same-store sales growth. Alongside our continual restaurant network expansion, we have also achieved meaningful same-store sales growth of 7.1% and 2.9% in 2024 and 2025, respectively.
●	Table turnover rate. Our overall table turnover rate improved from 3.5 times per day in 2023 to 3.8 times per day in 2024, and further improved to 3.9 times per day in 2025.
●	Average daily revenue per restaurant. Our average daily revenue per restaurant increased from US$16.3 thousand in 2023 to US$17.7 thousand in 2024, and further increased to US$18.1 thousand in 2025.
●	Income from operation margin. Our income from operation margin improved from 6.3% in 2023 to 6.8% in 2024, and then decreased to 4.4% in 2025.
●	Restaurant level operating margin. Our restaurant level operating margin improved from 9.0% in 2023 to 10.1% in 2024, and then decreased to 8.7% in 2025.

Our revenues increased by 13.4% from US$686.4 million in 2023 to US$778.3 million in 2024, and further increased by 8.0% from US$778.3 million in 2024 to US$840.8 million in 2025. We recorded net profit of US$25.3 million, US$21.4 million and US$36.3 million in 2023, 2024 and 2025, respectively. The slight decrease in our net profit in 2024 was primarily due to the increase in net foreign exchange loss of US$14.7 million, mainly driven by the foreign exchange fluctuations, particularly the depreciation of local currencies against the U.S. dollar, which was partially offset by (i) an increase in revenue driven by ongoing business expansion and continuous efforts in increasing guest visits and table turnover rate; and (ii) an improvement in operational efficiency. The increase in our net profit from 2024 to 2025 was primarily attributable to the increase in net foreign exchange gains of US$33.8 million, mainly reflecting the appreciation of local currencies against the U.S. dollar, which was partially offset by the decrease in income from operation margin.

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

	For the Year Ended December 31
	2023		2024		2025

	(US$ in thousands, except for percentages)
Haidilao restaurant operations	661,162	96.3%	747,296	96.0%	790,032	94.0%
Delivery business	9,807	1.4%	11,293	1.5%	18,954	2.2%
Others	15,393	2.3%	19,719	2.5%	31,769	3.8%
Total	686,362	100.0%	778,308	100.0%	840,755	100.0%

As of December 31, 2025, our restaurant network had 126 restaurants covering 14 countries. The following table summarizes the breakdown of our revenue from Haidilao restaurant operations by geographic region for the years indicated.

	For the Year Ended December 31
	2023		2024		2025

	(US$ in thousands, except for percentages)
Southeast Asia	368,457	55.7%	405,429	54.3%	395,074	50.0%
East Asia	79,134	12.0%	93,900	12.6%	129,935	16.4%
North America	134,129	20.3%	158,131	21.2%	164,695	20.8%
Others(1)	79,442	12.0%	89,836	11.9%	100,328	12.8%
Total	661,162	100.0%	747,296	100.0%	790,032	100.0%

Notes:

(1)	Others include Australia, the United Kingdom and the United Arab Emirates.

Other Income

Our other income primarily consisted of (i) government grants; and (ii) interest income from bank deposits and rental deposits. The table below summarizes a breakdown of our other income for the years indicated.

	For the Year Ended December 31
	2023	2024	2025

	(US$ in thousands)
Interest income on:
Bank deposits	1,370	4,438	7,014
Rental deposits	476	636	651
	1,846	5,074	7,665
Government grants	3,164	1,322	1,210
Others	1,685	1,127	620
Total	6,695	7,523	9,495

Raw Materials and Consumables Used

Our raw materials and consumables used consisted of costs for (i) food ingredients used in the restaurants, including the soup base and menu items; (ii) consumables used in the restaurant operations, including disposable items, such as napkins, disposable tableware and table cloths; and (iii) others, including logistics and transportation fees. The following table sets forth a breakdown of our raw materials and consumables used for the years indicated.

	For the Year Ended December 31
	2023	2024	2025

	(US$ in thousands)
Food ingredient costs	209,214	224,701	247,414
Consumables	20,923	27,248	30,400
Others	4,578	5,774	5,004
Total	234,715	257,723	282,818

Staff Costs

Our staff costs consisted of (i) employee salaries and other allowances; (ii) employee welfare; and (iii) retirement benefit scheme contributions. The following table sets forth a breakdown of our staff costs for the years indicated.

	For the Year Ended December 31
	2023	2024	2025

	(US$ in thousands)
Salaries and other allowances	206,602	238,445	261,356
Employee welfare	8,372	8,459	10,750
Retirement benefit scheme contributions	11,059	12,389	13,249
Total	226,033	259,293	285,355

Rentals and Related Expenses

Our rentals and related expenses mainly represented property management fees, variable lease payments and lease payments for short-term leases we entered into in relation to our offices and warehouses.

Utilities Expenses

Our utilities expenses primarily consisted of expenses in relation to electricity, gas and water.

Depreciation and Amortization

Our depreciation and amortization represented depreciation charges for our property, plant and equipment, which primarily include leasehold improvements, machinery, transportation equipment, furniture and fixtures and right-of-use assets.

Travelling and Communication Expenses

Our travelling and communication expenses mainly consisted of international and regional travel expenses of staff for new restaurants opening and restaurant operation inspection.

Listing Expenses

We incurred listing expenses in relation to our listing of the ADSs on the Nasdaq Global Market.

Other Expenses

Our other expenses comprised (i) administrative expenses; (ii) outsourcing service fees; (iii) bank charges; (iv) consulting service expenses; and (v) others, which mainly consisted of daily maintenance expenses, storage expenses and business development expenses.

Other Gains (Losses) — Net

Our net other gains (losses) primarily consisted of (i) net impairment loss or reversal of impairment recognized in respect of property, plant and equipment and right-of-use assets, representing provisions we recorded; (ii) loss or gain on disposal of property, plant and equipment and provision for early termination of leases, which was in relation to the capital expenditures we invested for restaurants as originally planned but later decided not to open as a result from our dynamic evaluation of our expansion plan and the temporary closure of certain restaurants; (iii) loss or gain on modification and termination of leases, arising from reversals of right of use assets and lease liabilities in relation to the termination of leases for restaurants we decided to suspend the opening of; (iv) net foreign exchange losses, which fluctuated from year-to-year based on exchange rate movements; (v) net gain or loss arising on financial assets at fair value through profit or loss (“FVTPL”); and (vi) others.

Finance Costs

Finance costs represented (i) interests on lease liabilities; (ii) interests charge on unwinding of discounts, primarily in relation to provisions for restoration of the premises we used for the restaurants.

Income Tax Expense

We are incorporated as an exempted company, as such, are not subject to Cayman Islands taxation. The taxation of our Group is calculated at the rates prevailing in relevant jurisdictions, which ranged from 9% to 33% in 2023, 2024 and 2025.

Recently Issued Accounting Pronouncements

For a summary of recently issued accounting pronouncements, see note 2 to our consolidated financial statements included elsewhere in this annual report.

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

	Year Ended December 31,
	2023	2024	2025

	(US$ in thousands)
Revenue	686,362	778,308	840,755
Other income	6,695	7,523	9,495
Raw materials and consumables used	(234,715)	(257,723)	(282,818)
Staff costs	(226,033)	(259,293)	(285,355)
Rentals and related expenses	(17,161)	(20,136)	(24,235)
Utilities expenses	(26,054)	(28,358)	(28,986)
Depreciation and amortization	(78,557)	(80,972)	(82,651)
Traveling and communication expenses	(5,756)	(6,449)	(7,996)
Listing expenses	(1,745)	(2,460)	—
Other expenses	(62,682)	(70,735)	(87,095)
Other gains (losses) - net	1,177	(17,924)	9,840
Finance costs	(8,424)	(8,538)	(11,447)
Profit before tax	33,107	33,243	49,507
Income tax expense	(7,850)	(11,844)	(13,169)
Profit for the year	25,257	21,399	36,338
Other comprehensive income/(expense)
Exchange differences arising on translation of foreign operations	4,627	12,028	(6,355)
Total comprehensive income for the year	29,884	33,427	29,983
Earnings per share - Basic and diluted (USD).	0.05	0.04	0.06

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

The table set forth below reconciles total revenue to restaurant level revenue:

	For the Year Ended December 31,
	2023	2024	2025

	(US$ in thousands)
Total revenue	686,362	778,308	840,755
Less: Revenue (Others)	(15,393)	(19,719)	(31,769)
Restaurant level revenue	670,969	758,589	808,986

The computation of restaurant level operating margin is as follows:

	For the Year Ended December 31,
	2023	2024	2025

	(US$ in thousands)
Restaurant level revenue	670,969	758,589	808,986
Less: Restaurant level costs and expenses	(610,695)	(682,075)	(738,422)
Restaurant level operating profit	60,274	76,514	70,564
Restaurant level operating margin *	9.0%	10.1%	8.7%

Note:

*	Restaurant level operating margin is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue.

The table set forth below reconciles income from operation, the most directly comparable IFRS measure to the restaurant level operating profit.

	For the Year Ended December 31,
	2023	2024	2025

	(US$ in thousands)
Income from operation (1)	43,121	53,311	37,434
Less:
Revenue (Others)	(15,393)	(19,719)	(31,769)
Other income (2)	(4,849)	(2,449)	(1,830)
Add non-restaurant level cost and expenses(3)
Raw materials and consumables used(4)	8,021	10,343	18,472
Staff costs	10,349	10,992	16,333
Rentals and related expenses	730	989	1,707
Utilities expenses	1,431	1,783	1,893
Depreciation and amortization	7,864	6,353	7,260
Traveling and communication expenses	768	995	1,399
Listing expenses	1,745	2,460	—
Other expenses	11,100	10,136	13,650
Other (gains) losses – net(5)	(4,613)	1,320	6,015
Restaurant level operating profit	60,274	76,514	70,564
Restaurant level operating margin	9.0%	10.1%	8.7%

Note:

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

(5)

Other (gains) losses – net primarily consist of net impairment (loss) reversal recognized in respect of property, plant and equipment and right-of-use assets, but do not include unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency and net gain arising on financial assets at FVTPL.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Our revenue amounted to US$840.8 million in 2025, representing an increase of 8.0% from US$778.3 million in 2024, primarily driven by an increase of US$42.7 million in revenue from Haidilao restaurant operations.

Our revenue from Haidilao restaurant operations amounted to US$790.0 million in 2025, representing an increase of 5.7% from US$747.3 million in 2024. This increase was mainly due to (i) the enhanced Haidilao restaurant operations driven by improved table turnover rates and customer traffic growth through our continuous efforts; and (ii) the continued strategic expansion of our business network throughout 2025.

Our revenue from delivery business amounted to US$19.0 million in 2025, representing an increase of 68.1% from US$11.3 million in 2024. This increase was mainly due to (i) the continuous optimization of delivery products and services based on market demand; and (ii) strategic marketing collaborations with local food delivery platforms.

Our revenue from others amounted to US$31.8 million in 2025, representing an increase of 61.4% from US$19.7 million in 2024, driven by (i) the increasing popularity of hot pot condiment products, Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the “Pomegranate Plan” through diversification into multiple business concepts.

Other Income

Our other income amounted to US$9.5 million in 2025, representing an increase of 26.7% from US$7.5 million in 2024. This increase was mainly due to higher interest income on bank deposits driven by increased cash holdings resulting from revenue growth.

Raw Materials and Consumables Used

Our raw materials and consumables used amounted to US$282.8 million in 2025, representing an increase of 9.7% from US$257.7 million in 2024. As a percentage of revenue, our raw materials and consumables used increased from 33.1% in 2024 to 33.6% in 2025. This increase was primarily attributable to (i) the continued investment in initiatives to enhance the customer experience, such as quality enhancements; and (ii) increased sales of hot pot condiment products, Haidilao-branded and sub-branded food products, and the expansion of the secondary branded restaurants.

Staff Costs

Our staff cost amounted to US$ 285.4 million in 2025, representing an increase of 10.1% from US$259.3 million in 2024. The increase was primarily attributable to (i) the increase in the number of employees, which was in line with the expansion of the restaurant network and our operation strategy of ensuring sufficient number of employees to provide superior customer experience across catering services, product quality, restaurant environment, and food safety; (ii)higher piece-rate wages and extended working hours resulting from increased guest visits and improved table turnover rates; and (iii) higher statutory minimum wages in certain countries where we operated. As a percentage of revenue, the Group’s staff costs increased from 33.3% in 2024 to33.9% in 2025.

Rentals and Related Expenses

Our rentals and related expenses amounted to US$24.2 million in 2025, representing an increase of 20.4% from US$20.1 million in 2024. This increase was mainly due to (i) increased property management fees resulting from the opening of new restaurants; and (ii) increased short-term lease payments aligned with warehouse leasing expansion to support our restaurant network growth.

Utilities Expenses

Our utilities expenses remained relatively stable at US$28.4 million and US$29.0 million in 2024 and 2025, respectively. As a percentage of revenue, utilities expenses remained relatively stable at 3.6% and 3.4% in 2024 and 2025, respectively.

Depreciation and Amortization

Our depreciation and amortization amounted to US$82.7 million in 2025, representing an increase of 2.1% from US$81.0 million in 2024. This increase was mainly due to the increase in depreciation of right-of-use assets of US$2.0 million. As a percentage of revenue, depreciation and amortization decreased from 10.4% in 2024 to 9.8% in 2025, primarily due to the increase in our revenue.

Travelling and Communication Expenses

Our travelling and communication expenses amounted to US$8.0 million in 2025, representing an increase of 25.0% from US$6.4 million in 2024. This increase was mainly due to the increase in business travels in line with our business expansion. As a percentage of revenue, our traveling and communication expenses increased from 0.8% in 2024 to 1.0% in 2025.

Other Expenses

Our other expenses amounted to US$87.1 million in 2025, representing an increase of 23.2% from US$70.7 million in 2024. This increase was primarily driven by (i) an increase in outsourcing service fee of US$5.1 million, stemming from restaurant network expansion and improved table turnover rates; (ii) an increase in business development expenses of US$3.3 million, primarily attributable to enhanced marketing efforts, including closer collaboration with third-party platforms, and (iii) an increase in consulting services expenses of US$3.1 million, mainly arising from the continued investments for business expansion, particularly secondary brands development.

Other Gains (Losses) – Net

We recorded net other gains of US$9.8 million in 2025, as compared to net other losses of US$17.9 million in 2024. This change was attributable to the recognition of US$14.1 million in net foreign exchange gains in 2025, as a result of fluctuation of exchange rate, partially offset by (i) a net increase in impairment loss of US$3.1 million on right-of-use assets, primarily resulting from business optimization measures implemented at certain restaurant locations following management’s performance evaluations, and (ii) a decrease in gains arising on financial assets at FVTPL of US$1.4 million.

Finance Costs

Our finance costs amounted to US$11.4 million as of December 31, 2025, representing an increase of 34.1% from US$8.5 million for the corresponding period in 2024. This increase was directly attributable to the expansion of our restaurant network, which drove corresponding growth in both lease liabilities and restaurant restoration provisions.

Income Tax Expenses

We recorded income tax expenses of US$11.8 million and US$13.2 million in 2024 and 2025, respectively. The taxation of our Group was calculated at the rates prevailing in relevant jurisdictions, which ranged from 9% to 33% on the estimated assessable profits during the year ended December 31, 2025.

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

B.Liquidity and Capital Resources

Cash Flows and Working Capital

We had net cash from operating activities of US$114.0 million, US$119.7 million and US$114.6 million in 2023, 2024, and 2025, respectively.

As of December 31, 2025, we had a total of US$144.6 million in cash and cash equivalents. As of the same date, 53.5% of our cash and cash equivalents were denominated in U.S. dollars. We did not have any outstanding bank borrowings as of the same date.

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

We believe that our current cash equivalents as of December 31, 2025  are sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2023	2024	2025

	(US$ in thousands)
Summary of Consolidated Cash Flow Data:
Net cash from operating activities	114,045	119,696	114,648
Net cash used in investing activities	(11,775)	(27,616)	(177,309)
Net cash (used in) from financing activities	(43,787)	12,577	(51,035)
Net increase (decrease) in cash and cash equivalents	58,483	104,657	(113,696)
Cash and cash equivalents at the beginning of the year	93,878	152,908	254,719
Effect of foreign exchange rate changes	547	(2,846)	3,567
Cash and cash equivalents at the end of the year	152,908	254,719	144,590

Operating Activities

For the year ended December 31, 2025, our net cash generated from operating activities was US$114.6 million. The difference between our profit before tax of US$49.5 million and operating cash flow was primarily due to (i) an increase in inventories of US$5.0 million to meet our growing customer demand and support our expanding operations in 2025; (ii) an increase in trade payables of US$4.4 million and other payables of US$3.2 million, primarily resulting from the expansion of business scale and growth in revenue; and (iii) adjustment of non-cash and non-operating items of US$75.9 million, mainly representing depreciation of property, plant and equipment of US$43.6 million, depreciation of right-of-use assets of US$38.9 million, and net foreign exchange gain of US$13.9 million.

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

Investing Activities

For the year ended December 31, 2025, our net cash used in investing activities was US$177.3 million, which was primarily attributable to (i) purchase of financial assets at FVTPL of US$373.9 million; (ii) placement of bank deposits with original maturity over three months of US$127.4 million; and (iii) purchase of property, plant and equipment of US$53.2 million; partially offset by redemption of financial assets at fair value through profit or loss of US$375.6 million.

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

Financing Activities

For the year ended December 31, 2025, our net cash used in financing activities was US$51.0 million, which was primarily attributable to repayments of lease liabilities of US$51.0 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include our capital expenditure.

Capital Expenditures

Our capital expenditure represented additions to (i) leasehold improvements; (ii) machinery; (iii) transportation equipment; (iv) furniture and fixtures; and (v) renovation in progress. We incurred capital expenditures of US$31.2 million, US$37.4 million and US$51.4 million in 2023, 2024 and 2025, respectively. Fluctuations in our capital expenditure were primarily for our restaurants opened in the respective years and those still in the process of renovation and preparation. We will continue to make capital expenditures to meet the expected growth of our business. We plan to finance future capital expenditures through cash generated from our operations, the unutilized proceeds from initial public offering on the Nasdaq Stock Market, and cash and cash equivalents.

Off-Balance Sheet Arrangements

As of December 31, 2025, we did not have any material off-balance sheet arrangements.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Organization Structure—Intellectual Property.”

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

Impairment Assessment of Property, Plant and Equipment and Right-of-Use Assets

Property, plant and equipment and right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At the end of each reporting date, our management also assessed if there were indications for reversal of impairment on certain property, plant and equipment and right-of-use assets. For restaurant assets, impairment is tested at the individual restaurant level as a cash generating unit (CGU).

The recoverable amounts of CGUs are determined based on value in use calculation. That calculation used discounted cash flow projections based on financial budgets approved by our management covering the remaining lease periods which are between 1 to 5 years with pre-tax discount rates ranging from 8.1% to 19.6% and 7.7% to 18.8% per annum as of December 31, 2024 and 2025 which varies in restaurants operated in different countries. Cash flows beyond the 5-year period for those CGUs with remaining lease terms more than 5 years are extrapolated using a steady 0% to 3% growth rate per annum. Other key assumptions for the value in use calculations related to the estimation of cash inflows/outflows included revenue growth rate and average percentage of costs and operating expenses of revenue for the forecast periods, which are based on the CGUs’ past performance and the management’s expectations for the market development.

Based on the results of the assessments, our management determined that the recoverable amounts of certain CGUs are lower than the carrying amounts because of continuing weak performance due to competition and market conditions. The impairment loss has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not reduced below the highest of its fair value less cost of disposal, its value in use and zero. During the year, some restaurants have achieved significant improvement in their operations because of the optimization of internal management and general improvement of market conditions. Accordingly, our management determined that the recoverable amounts of certain CGUs are higher than the carrying amounts. The reversal of impairment loss for the CGUs have been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not increased above its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods.

Based on the value in use calculation and the allocation, gross impairment loss of USD5.3 million, USD5.3 million and USD2.5 million, and gross reversal of USD9.0 million, USD3.0 million and USD1.3 million has been recognized against the carrying amount of property, plant and equipment for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the accumulated impairment losses of USD36.0 million and USD31.2 million in respect of property, plant and equipment that have been recognized.

Based on the value in use calculation and the allocation, gross impairment loss of USD3.5 million, USD0.8 million and USD1.6 million and gross reversal of USD7.4 million, USD3.1 million and USD0.9 million has been recognized against the carrying amount of right-of-use assets for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the accumulated impairment losses of USD22.2 million and USD21.6 million in respect of right-of-use assets that have been recognized.

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

As of December 31, 2024 and 2025, the carrying amounts of right-of-use assets were US$185.5 million and US$204.2 million, respectively, and the carrying amounts of lease liabilities were US$212.6 million and US$228.8 million, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Ping Shu	56	Director and Chairperson
June Lijuan Yang	47	Director and Chief Executive Officer
Yu Li	40	Director and Chief Operating Officer
Li Liu	39	Director
Anthony Kang Uei Tan	52	Independent Director
Ser Luck Teo	57	Independent Director
Jown Jing Vincent Lien	65	Independent Director
Cong Qu	43	Chief Financial Officer and Board Secretary
Shaohua Zhou	39	Vice President

Ms. Ping Shu has served as our director and chairperson of the board of directors since December 13, 2023. Ms. Shu has extensive experience in restaurant management and strategic planning. Ms. Shu served as a director of Haidilao International Holding Ltd. (“HDL Group”) (HKEx: 6862) from July 2015 to August 2021. Ms. Shu completed the Senior Management PRC Enterprise Master of Business Administration program and Financial Master of Business Administration Program jointly hosted by Cheung Kong Graduate School of Business and other institutes in November 2015 and completed the executive master of business administration program jointly hosted by Shanghai Jiaotong University and Singapore Nanyang Technological University in July 2016. Ms. Shu obtained the doctorate of advanced professional studies in applied finance (specialization in wealth management) from the Université de Genève in September 2022.

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

Mr. Yu Li has served as our director since March 2023 and chief operating officer since March 2025. He also served as our chief executive officer from March 2023 to June 2024. Mr. Li possesses over 18 years of experience in the catering industry. Mr. Li joined HDL Group in November 2007. He was responsible for the operation and management of the Haidilao restaurants in Japan, Korea, Thailand and Taiwan from May 2021 to March 2022 and served as the chief operating officer (Chinese Mainland) of HDL Group from March 2022 to October 2022. Mr. Li also served as an executive director of HDL Group from August 2021 to September 2022. Mr. Li completed the MBA program held by National Chengchi University in Taiwan in October 2017.

Ms. Li Liu has served as our director since May 2022. She also served as the product director of our company from March 2022 to August 2023. Ms. Liu has over 13 years of experience in the catering service sector. Ms. Liu joined HDL Group in October 2012 and held various positions since then, including a restaurant front office manager, a restaurant manager, and the overseas product director. She also served as the project head of HDL Group’s snack and dessert development programs in Chinese Mainland and was in charge of product development of HDL Group from November 2021 to March 2022. Ms. Liu obtained her bachelor’s degree in business administration from West Coast University in the United States in September 2008.

Mr. Anthony Kang Uei Tan has served as our independent director and, for purposes of the Hong Kong Listing Rules, an independent non-executive director of our company, since December 2022. Mr. Tan has extensive experience across the public sector and various industries in the private sector with strong professional skills in strategy, budgeting, media, property, government relations and nonprofit management. He devoted himself to the Singapore public sector for more than 17 years and worked in various organizations in Singapore, including Ministry of Finance, Ministry of Home Affairs, Ministry of Manpower, Ministry of Health and Mr. Lee Kuan Yew’s Office. Mr. Tan also held and has been holding senior positions in both public and private companies, including serving as the deputy chief executive officer at Singapore Press Holdings Limited (SGX: T39) from July 2016 to December 2021 and as the chief executive officer at MOH Holdings Pte. Ltd. since December 2021. Mr. Tan also served as an independent director at Straco Corporation Limited (SGX: S85) since May 2024. Mr. Tan obtained his bachelor’s degree in social science from National University of Singapore in July 1997 and his master’s degree in management from Stanford University in May 2005. He also received the Advanced Management Program certificate from Harvard Business School in July 2021.

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

Mr. Jown Jing Vincent Lien has served as our independent director and, for purposes of the Hong Kong Listing Rules, an independent non-executive director of our company, since December 2022. Mr. Lien has over 21 years of experience in the banking industry, specializing in corporate finance and capital management in Chinese Mainland, Hong Kong, Singapore and other regions in Southeast Asia. He has been holding and used to hold a directorship at various companies, such as the Maritime and Port Authority of Singapore from February 2012 to February 2024. Mr. Lien obtained his bachelor’s degree in business administration from the University of New Brunswick in Canada in 1986 and was awarded an honorary doctoral degree in business administration from HyupSung University in South Korea in February 2018. Mr. Lien has also been a council member at the Lien Ying Chow Legacy Fellowship since August 2017.

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

Mr. Shaohua Zhou has served as our vice president and senior regional manager since March 2022. Mr. Zhou has over 15 years of experience in the catering service sector. Mr. Zhou joined HDL Group in October 2010 and was relocated to Singapore as a project manager in January 2013 to assist with the local business development in Singapore after HDL Group decided to expand the overseas business and start its first overseas restaurant in Singapore. Since then he had held various positions, including a restaurant duty manager, a branch manager and a regional manager. Mr. Zhou obtained his college degree in tourism management from Dalian Polytechnic University in China in July 2010.

B.Compensation

For the year ended December 31, 2025, we paid an aggregate of US$3.9 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

A decision of our board or the committee of our board or person(s) to which our board has delegated its authority shall be final and binding on the administration of the Share Award Scheme and all persons affected thereby. We use the ESOP Platform I and the ESOP Platform II to implement the Share Award Scheme. The ESOP Platform I refers to Super Hi Ltd., a company incorporated in the British Virgin Islands with limited liability and wholly-owned by SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I, a trust set up by our company as the settlor for the benefit of the grantees other than the directors and other connected persons of our company (as defined under the Hong Kong Listing Rules) pursuant to the Share Award Scheme. The ESOP Platform II refers to Super Hi International Ltd., a company incorporated in the British Virgin Islands with limited liability and wholly-owned by SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II, a trust set up by our company as the settlor for the benefit of the grantees who are directors or other connected persons of our company (as defined under the Hong Kong Listing Rules) pursuant to the Share Award Scheme. We have appointed Futu Trustee Limited as the trustee for each of SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I and SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II. As of March 31, 2026, the ESOP Platform I and the ESOP Platform II, in aggregate, owned 9.52% of our total issued and outstanding ordinary shares.

Pursuant to the Share Award Scheme, before the awards corresponding to any underlying ordinary shares of our company held by the ESOP Platform I or the ESOP Platform II are vested, none of the ESOP Platform I, the ESOP Platform II, or their trustee is entitled to exercise any voting rights in respect of any such ordinary shares. After the related awards are vested, the underlying ordinary shares of our company will be transferred by the ESOP Platform I or the ESOP II Platform, as applicable, to the related grantees in accordance with the Share Award Scheme, and such grantees will become the beneficial owners of such ordinary shares As of the date of this annual report, the vesting conditions (including both service conditions and performance conditions) of the Share Award Scheme have not yet been determined and no shared understanding of the terms and conditions of the share-based payment arrangement between our company and the grantees has been reached. Therefore, no share-based payment expense has been incurred up to the date of this annual report. Ordinary shares of our company held by the ESOP Platform I or the ESOP Platform II are issued and outstanding under Cayman Islands law. See notes 25 and 26 to our audited consolidated financial statements included elsewhere in this annual report for more details.

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

The following table summarizes, as of March 31, 2026, awards we have granted to our directors and executive officers:

	Ordinary Shares	Exercise Price
Name	Underlying Awards	(US$/Share*)	Date of Grant	Date of Expiration
Yu Li	*	N.A	December 12, 2022	June 23, 2032
Li Liu	*	N.A	December 12, 2022	June 23, 2032
Shaohua Zhou	*	N.A	December 12, 2022	June 23, 2032
Total	6,233,050

Notes:

*	Less than 1% of our total ordinary shares outstanding as of March 31, 2026.

As of March 31, 2026, our other officers, employees and service providers other than directors and executive officers as a group had the right to receive 55,699,950 ordinary shares under the Share Award Scheme.

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

Audit Committee. Our audit committee consists of Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan and Mr. Jown Jing Vincent Lien. The chairperson of the audit committee is Mr. Ser Luck Teo. We have determined that Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan and Mr. Jown Jing Vincent Lien satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Mr. Ser Luck Teo qualifies as an “audit committee financial expert.” The audit committee reviews and monitors the financial reporting, risk management and internal control systems of our company and assists the board in fulfilling its responsibility over the audit. The audit committee is responsible for, among other things:

●	proposing the appointment, re-appointment or replacement of external audit firm, providing advice to the board of directors, and approving the remuneration and engagement terms of external audit institution;
●	reviewing and monitoring external audit institution to see if it is independent and objective and whether its auditing process is effective, discussing the nature, scope and method of auditing and the relevant reporting responsibilities with the audit institution prior to the commencement of audit work, and formulating and implementing policies for engaging external audit institutions to provide non-audit services;
●	supervising our internal audit system and its implementation and reviewing our financial information and the related disclosures;
●	communication between internal auditors and external auditors;
●	performing other responsibilities required by laws, regulations, rules, regulatory documents, articles of association and assigned by our board;
●	reviewing our audit plan report, annual report, half-year report, and quarterly data; and
●	reviewing our financial reporting system, risk management and internal control systems and reviewing material connected transactions.

Remuneration Committee. Our remuneration committee consists of Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan, Mr. Jown Jing Vincent Lien and Ms. Ping Shu. The chairperson of the remuneration committee is Mr. Jown Jing Vincent Lien. We have determined that Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan and Mr. Jown Jing Vincent Lien satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The remuneration committee formulates appraisal standards and conducts appraisals for our directors and managers and formulates and reviews the remuneration policies and proposals for our directors and senior management. The remuneration committee is responsible for, among other things:

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

Nomination Committee. Our nomination committee consists of Ms. Ping Shu, Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan and Mr. Jown Jing Vincent Lien. The chairperson of the nomination committee is Ms. Ping Shu. We have determined that Mr. Ser Luck Teo, Mr. Anthony Kang Uei Tan and Mr. Jown Jing Vincent Lien satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nomination committee identifies, screens and recommends to our board appropriate candidates to serve as our directors, oversees the process of evaluating the performance of our directors, and develops and recommends to our board nomination guidelines. The nomination committee is responsible for, among other things:

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

D.Employees

As of December 31, 2023, 2024 and 2025, we had 12,891, 13,057 and 14,003 full-time and part-time employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

As of December 31, 2025
Headquarters, regional managers and administrative staff	522
Managerial restaurant staff	385
Kitchen staff	5,137
Waiting staff	5,731
Reception staff	652
Others(1)	1,576
Total	14,003

Note:

(1)	Primarily including midnight restaurant staff and restaurant staff responsible for food delivery.

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 650,299,000 ordinary shares issued and outstanding as of March 31, 2026.

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

	Ordinary Shares Beneficially Owned
	Total
	ordinary
	shares	% of
	beneficially	beneficial	% of aggregate voting
	owned	ownership	power
Directors and Executive Officers*:
Ping Shu(1)	279,737,389	43.02	43.02
June Lijuan Yang(4)	17,757,122	2.73	2.73
Yu Li	—	—	—
Li Liu	—	—	—
Anthony Kang Uei Tan	—	—	—
Ser Luck Teo	—	—	—
Jown Jing Vincent Lien	—	—	—
Shaohua Zhou	—	—	—
Cong Qu	—	—	—
All Directors and Executive Officers as a Group	297,494,511	45.75	45.75
Principal Shareholders:
Yong Zhang entities(1)	279,737,389	43.02	43.02
SP NP LTD(1)	279,737,389	43.02	43.02
LHY NP LTD and SYH NP LTD(2)	111,758,438	17.19	17.19
ESOP Planforms(4)	61,933,000	9.52	—

Notes

*

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

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of March 31, 2026.

(1)	Represents (i) 71,561,070 ordinary shares held by SP NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ms. Ping Shu, our director and chairperson of the board of director, and (iii) 208,176,319 ordinary shares held by ZY NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Mr. Yong Zhang, Ms. Ping Shu’s spouse. Accordingly, all of the 279,737,389 ordinary shares, representing 43.02% of our total ordinary shares outstanding, have been under the ownership and control of Mr. Yong Zhang and/or Ms. Ping Shu at all times since our initial registration, and neither of them disclaims beneficial ownership of the securities directly or indirectly held by their spouse. The registered address of each of SP NP LTD and ZY NP LTD is Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 62,080,369 ordinary shares held by LHY NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ms. Hailey Lee, (ii) 45,928,069 ordinary shares held by SYH NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Mr. Sean Yonghong Shi, Ms. Hailey Lee’s spouse and (iii) 3,750,000 ordinary shares held by Ms. Hailey Lee. Mr. Sean Yonghong Shi is Ms. Hailey Lee’s spouse and accordingly, all of the 111,758,438 ordinary shares, representing 17.19% of our total ordinary shares outstanding, have been under the ownership and control of Mr. Sean Yonghong Shi and/or Ms. Hailey Lee at all times since our initial registration, and neither of them disclaims beneficial ownership of the securities directly or indirectly held by their spouse. The registered address of each of LHY NP LTD and SYH NP LTD is Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 43,353,100 ordinary shares held by Super Hi Ltd. (the “ESOP Platform I”), a company incorporated in the British Virgin Islands with limited liability and (ii) 18,579,900 ordinary shares held by Super Hi International Ltd. (the “ESOP Platform II”), a company incorporated in the British Virgin Islands with limited liability. The registered address of each of the ESOP Platform I and the ESOP Platform II is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. We use the ESOP Platform I and the ESOP Platform II to implement the Share Award Scheme. The ESOP Platform I refers to Super Hi Ltd., a company incorporated in the British Virgin Islands with limited liability and wholly-owned by SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I, a trust set up by our company as the settlor for the benefit of the grantees other than the directors and other connected persons of our company (as defined under the Hong Kong Listing Rules) pursuant to the Share Award Scheme. The ESOP Platform II refers to Super Hi International Ltd., a company incorporated in the British Virgin Islands with limited liability and wholly-owned by SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II, a trust set up by our company as the settlor for the benefit of the grantees who are directors or other connected persons of our company (as defined under the Hong Kong Listing Rules) pursuant to the Share Award Scheme. We have appointed Futu Trustee Limited as the trustee for each of SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I and SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II. Pursuant to the arrangements we have entered into with the trustee for each ESOP Platform, the board of directors of our company exercises investment control over each ESOP Platform.

Pursuant to the Share Award Scheme, before the awards corresponding to any underlying ordinary shares of our company held by the ESOP Platform I or the ESOP Platform II are vested, none of the ESOP Platform I, the ESOP Platform II, or their trustee is entitled to exercise any voting rights in respect of any such ordinary shares. After the related awards are vested, the underlying ordinary shares of our company will be transferred by the ESOP Platform I or the ESOP II Platform, as applicable, to the related grantees in accordance with the Share Award Scheme, and such grantees will become the beneficial owners of such ordinary shares. As of the date of this annual report, the vesting conditions (including both service conditions and performance conditions) of the Share Award Scheme have not yet been determined and no shared understanding of the terms and conditions of the share- based payment arrangement between our company and the grantees has been reached. Therefore, no share-based payment expense has been incurred up to the date of this annual report. Ordinary shares of our company held by the ESOP Platform I or the ESOP Platform II are issued and outstanding under Cayman Islands law. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Award Scheme” and notes 25 and 26 to our audited consolidated financial statements included elsewhere in this annual report for more details.

(4)	Represents (i) 5,100 ordinary shares held by Ms. June Lijuan Yang and (ii) 14,672,822 ordinary shares and 307,920 ADSs (representing 3,079,200 ordinary shares) held by YLJ YIHAI Ltd., a business company with limited liability incorporated in the British Virgin Islands and controlled by Ms. June Lijuan Yang. The registered address of YLJ YIHA is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of December 31, 2025, a total of 22,333,660 Class A ordinary shares were held by Citibank, N.A., the depositary for our ADS program, via its Hong Kong nominees for the benefit of the holders and beneficial owners of our ADSs. One record holder in the United States held a de minimis number of our ADSs. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Award Scheme

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Award Scheme.”

Other Transactions with Related Parties

Trademark license from Sichuan Haidilao. On December 12, 2022, we entered into a trademark license agreement with Sichuan Haidilao Catering Co., Ltd. (“Sichuan Haidilao”), a limited liability company established in the PRC and controlled by Mr. Yong Zhang, our largest shareholder. Pursuant to this agreement, Sichuan Haidilao agrees to license to our company certain trademarks registered by Sichuan Haidilao, including Haidilao (“海底撈”), in all the jurisdictions where we operate on an exclusive and royalty-free basis for a perpetual term, to the extent permissible under the Hong Kong Listing Rules and relevant laws and regulations.

Transaction with Yihai. We purchase hot pot soup flavoring and Chinese-style compound condiment products and other related supplies from Yihai International Holding Ltd., a company incorporated in the Cayman Islands with limited liability (“Yihai”) and listed on the HKEx (HKEx: 1579). Yihai is controlled by Mr. Yong Zhang, our largest shareholder. In 2023, 2024 and 2025, US$13.7 million, US$16.6 million and US$19.1 million in purchase of goods was incurred under this agreement, respectively.

Disposal of JAPAN HAI. On October 31, 2023, we sold all of our equity interest in JAPAN HAI Co., Ltd., a wholly-owned subsidiary of our company (“JAPAN HAI”), to Newpai, a wholly-owned subsidiary of HDL Group, for a cash consideration of US$17.4 million. JAPAN HAI primarily engages in managing and developing hot spring hotels in Japan.

As of March 31, 2026, entities controlled by Ms. Ping Shu and Mr. Yong Zhang collectively own 43.02% of our outstanding shares. Mr. Yong Zhang is the spouse of Ms. Ping Shu, our director and chairperson of the board of directors. As the largest shareholders of our company, Ms. Ping Shu and Mr. Yong Zhang have substantial influence over our business.

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

Pursuant to our articles of association, (i) any future declarations and payments of dividends (other than interim dividends) will be at the recommendation of our board at its absolute discretion for approval by our shareholders at a general meeting; and (ii) interim dividends may be paid by our board if justified by the profits of our company. There can be no assurance that we will be able to declare or distribute any dividend in the amount set out in any plan of our board or at all. In addition, as a company incorporated in the Cayman Islands, we may declare and pay a dividend out of profits and/or share premium account, provided always that in no circumstances may a dividend be declared or paid out of share premium if such payment would result in our company being unable to pay its debts as they fall due in the ordinary course of business. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities ⸺ D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.Offering and Listing Details

Our ADSs, each representing ten (10) ordinary shares, have been listed on the Nasdaq Stock Market since May 16, 2024 (United States Eastern Standard Time) under the symbol “HDL.”

Our ordinary shares have been listed on the Hong Kong Stock Exchange, by way of introduction, since December 30, 2022 under the stock code “9658.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing ten (10) ordinary shares, have been listed on the Nasdaq Stock Market since May 16, 2024 (United States Eastern Standard Time) under the symbol “HDL.”

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

On September 2, 2025, NP UNITED HOLDING LTD., one of our then Shareholders, resolved to distribute in specie all the shares of us held by NP United (the “Distribution Shares”) to the shareholders of NP United, namely ZY NP LTD, SP NP LTD, SYH NP LTD, and LHY NP LTD, in strict proportion to their respective shareholding percentages (the “Distribution in Specie”).

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

At any general meeting a resolution put to the vote of the meeting is to be decided by way of a poll save that the chairperson of the meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person (or being a corporation, is present by a duly authorized representative), or by proxy(ies) shall have one vote provided that where more than one proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. Votes (whether on a show of hands or by way of poll) may be cast by such means, electronic or otherwise, as the directors or the chairperson of the meeting may determine.

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

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairperson. The quorum for a general meeting shall be two members present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy or, for quorum purposes only, two persons appointed by the clearing house as authorized representative or proxy, and entitled to vote. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights the necessary quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class.

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by 75% in value of the shareholders or class of shareholders, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent 75% in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director acts in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

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

Based on the historical value of our assets, the composition of our income and assets and the trade price of the ADSs as of the date of this annual report, we do not believe we were a PFIC for our prior taxable year ending December 31, 2025. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our prior taxable year ending December 31, 2025, or for our current or any future taxable year or that the IRS will not take a contrary position.

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

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

As an issuer listed on the Hong Kong Stock Exchange, we are required to publish an annual report for the fiscal year ended December 31, 2025, which we plan to furnish as an exhibit to a current report on Form 6-K via EDGAR to be filed on the same date of this annual report on Form 20-F.

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

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the Deposit Agreement)).

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

Fees and Other Payments Made by the Depositary to Us

Citibank, N.A., as the depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. In 2025, we received an after-tax reimbursement payment of US$9,344.13 from the depositary.

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

We raised approximately US$51.91 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ partial exercise of their option to purchase additional ADSs from us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

For the period from May 16, 2024 to December 31, 2025, we have used approximately 94% of the net proceeds from our initial public offering for strengthening our brand and expanding our restaurant network globally, investing in our supply chain management capabilities, research and development, and working capital and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a - 15 (f) and 15d - 15 (f) under the Exchange Act of 1934 based on the criteria established in the framework of Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a fund’s assets that could have a material effect on the financial statements.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in the Group’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Deloitte & Touche LLP, (PCAOB ID: 1046), our principal external auditor, for the years indicated. We did not pay any other fees to our principal external auditors during the years indicated below.

	For the Year Ended December 31,
	2023	2024	2025

	(US$ in thousands)
Audit fees(1)	453	1,066	1,202
Audit related fees(2)	2,249	12	12
Tax fees(3)	34	167	320
Total	2,736	1,245	1,534

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditor, including the audits of our annual financial statements, the quarterly reviews of our condensed consolidated financial information, and statutory audits for certain of our subsidiaries required by non-US jurisdictions.
(2)	“Audit related fees” means the aggregate fees billed for professional services rendered by our principal external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” For the year ended December 31, 2023, audit related fees also included fees for the professional services rendered in connection with our initial public offering in the United States.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor for tax compliance, tax advice and tax planning.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance requirements applicable to U.S. domestic issuers. We also rely on exemptions afforded to controlled companies. Our board of directors is not composed of a majority of independent directors. Furthermore, not all members of our remuneration committee and our nomination committee are independent directors. See “Item 3. Key Information ⸺ D. Risk Factors ⸺ Risks Relating to Our ADSs and Ordinary Shares ⸺ As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.”

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

1.1

Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2025 (File No. 001-42101))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 14, 2024 (File No. 333-278940))

2.3

Form of Deposit Agreement among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 14, 2024 (File No. 333-278940))

2.4

Description of Securities of the Registrant (incorporated herein by reference to Exhibit 2.4 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2025 (File No. 001-42101))

4.1

Share Award Scheme of SUPER HI INTERNATIONAL HOLDING LTD. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 14, 2024 (File No. 333-278940))

4.2

Form of Indemnification Agreement, between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 14, 2024 (File No. 333-278940))

4.3

Form of Employment Agreement, between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 14, 2024 (File No. 333-278940))

4.4

Share Sale Agreement, dated February 9, 2022, between Hai Di Lao Holdings Pte. Ltd. and Singapore Super Hi Dining Pte. Ltd., a wholly-owned subsidiary of our company, pursuant to which all the businesses in Malaysia held by Haidilao International Holding Ltd. were transferred to our company (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 14, 2024 (File No. 333-278940))

4.5

Share Purchase Agreement, dated June 2, 2022, by and between Hai Di Lao Holdings Pte. Ltd. and Singapore Super Hi Dining Pte. Ltd., a wholly-owned subsidiary of our company, pursuant to which pursuant to which all the businesses in Japan held by Haidilao International Holding Ltd. were transferred to our company (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 14, 2024 (File No. 333-278940))

4.6

Contribution Agreement, dated February 28, 2022, by and between Hai Di Lao Holdings Pte. Ltd. and HDL Management USA Corporation, pursuant to which Hai Di Lao Holdings Pte. Ltd. contributed 100% of its ownership interest in 17 operating companies across the United States to HDL Management USA Corporation (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 14, 2024 (File No. 333-278940))

4.7

Share Transfer Agreement, dated February 28, 2022, by and among Hai Di Lao Holdings Pte. Ltd., Newpai Ltd. and Singapore Super Hi Dining Pte. Ltd., a wholly-owned subsidiary of our company, pursuant to which HDL Management USA Corporation became a wholly-owned subsidiary of our company (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 14, 2024 (File No. 333-278940))

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

11.2*	Insider Trading Policy of the Registrant
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Conyers Dill & Pearman
97.1

Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2024 (File No. 001-42101))

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

SUPER HI INTERNATIONAL HOLDING LTD.

By:	/s/ Ping Shu
	Name:	Ping Shu
	Title:	Chairperson of the Board of Directors

Date: April 13, 2026

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

C O N T E N T S
PAGE(S)

Report of independent registered public accounting firm (PCAOB ID: 1046)	F-2

Consolidated statements of profit or loss and other comprehensive income	F-3

Consolidated statements of financial position	F-4

Consolidated statements of changes in equity	F-5 - F-6

Consolidated statements of cash flows	F-7 - F-8

Notes to the consolidated financial statements	F-9 - F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Super Hi International Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Super Hi International Holding Ltd. and its subsidiaries (the “Group”) as of December 31, 2024 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

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

March 31, 2026

We have served as the Group’s auditor since 2022.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2023, 2024 and 2025

	Notes	2023	2024	2025
		USD’000	USD’000	USD’000
Revenue	5	686,362	778,308	840,755
Other income	6	6,695	7,523	9,495
Raw materials and consumables used		(234,715)	(257,723)	(282,818)
Staff costs	11	(226,033)	(259,293)	(285,355)
Rentals and related expenses	11	(17,161)	(20,136)	(24,235)
Utilities expenses		(26,054)	(28,358)	(28,986)
Depreciation and amortization	11	(78,557)	(80,972)	(82,651)
Traveling and communication expenses		(5,756)	(6,449)	(7,996)
Listing expenses		(1,745)	(2,460)	-
Other expenses	7	(62,682)	(70,735)	(87,095)
Other gains (losses) – net	8	1,177	(17,924)	9,840
Finance costs	9	(8,424)	(8,538)	(11,447)
Profit before tax		33,107	33,243	49,507
Income tax expense	10.1	(7,850)	(11,844)	(13,169)
Profit for the year	11	25,257	21,399	36,338
Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		4,627	12,028	(6,355)
Total comprehensive income for the year		29,884	33,427	29,983
Profit (Loss) for the year attributable to:
Owners of the Company		25,653	21,801	36,429
Non-controlling interests		(396)	(402)	(91)
		25,257	21,399	36,338
Total comprehensive income (expense) attributable to:
Owners of the Company		30,280	33,829	30,074
Non-controlling interests		(396)	(402)	(91)
		29,884	33,427	29,983
Earnings per share
Basic and diluted (USD)	12	0.05	0.04	0.06

See accompanying notes to consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2024 and 2025

	Notes	2024	2025
		USD’000	USD’000
Non-current assets
Property, plant and equipment	13	151,901	160,301
Right-of-use assets	14	185,514	204,180
Intangible assets	15	278	311
Deferred tax assets	10.2	3,799	4,725
Other receivables	17	1,961	1,961
Prepayment	17	373	325
Rental and other deposits		17,372	20,709
		361,198	392,512
Current assets
Inventories	16	31,521	37,519
Trade and other receivables and prepayments	17	30,754	35,652
Rental and other deposits		3,378	5,417
Pledged bank deposits	19	2,855	2,793
Bank balances and cash	19	254,719	271,990
		323,227	353,371
Current liabilities
Trade payables	20	30,711	36,337
Other payables	21	38,100	42,980
Amounts due to related parties	18	1,329	2,177
Tax payables		5,411	7,031
Lease liabilities	22	41,407	45,662
Contract liabilities	23	9,669	10,658
Provisions	24	1,941	1,987
		128,568	146,832
Net current assets		194,659	206,539
Non-current liabilities
Deferred tax liabilities	10.2	7,504	6,184
Lease liabilities	22	171,219	183,139
Contract liabilities	23	2,980	2,905
Provisions	24	12,493	15,179
		194,196	207,407
Net assets		361,661	391,644
Capital and reserves
Share capital of the Company	26	3	3
Share premium	26	550,593	550,593
Shares held under share award scheme	26	*	*
Reserves		(190,568)	(160,494)
Equity attributable to owners of the Company		360,028	390,102
Non-controlling interests		1,633	1,542
Total equity		361,661	391,644
*	Less than USD1,000

See accompanying notes to consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2023, 2024 and 2025

			Shares	Reserves
	Share		held under
	capital		share					Non-
	of the	Share	award	Translation	Merger	Accumulated		controlling
	Company	premium	scheme	reserve	reserve	losses	Subtotal	interests	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at January 1, 2023	3	494,480	*	7,701	23,024	(285,402)	239,806	2,231	242,037
Profit (Loss) for the year	—	—	—	—	—	25,653	25,653	(396)	25,257
Other comprehensive income	—	—	—	4,627	—	—	4,627	—	4,627
Total comprehensive income (expense) for the year	—	—	—	4,627	—	25,653	30,280	(396)	29,884
Non-controlling interest arising from incorporation of a subsidiary	—	—	—	—	—	—	—	200	200
As at December 31, 2023	3	494,480	*	12,328	23,024	(259,749)	270,086	2,035	272,121

			Shares	Reserves
	Share		held under
	capital		share					Non-
	of the	Share	award	Translation	Merger	Accumulated		controlling
	Company	premium	scheme	reserve	reserve	losses	Subtotal	interests	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at January 1, 2024	3	494,480	*	12,328	23,024	(259,749)	270,086	2,035	272,121
Profit (Loss) for the year	—	—	—	—	—	21,801	21,801	(402)	21,399
Other comprehensive income	—	—	—	12,028	—	—	12,028	—	12,028
Total comprehensive income (expense) for the year	—	—	—	12,028	—	21,801	33,829	(402)	33,427
Issue of shares of the Company (Note 26)	*	56,113	—	—	—	—	56,113	—	56,113
As at December 31, 2024	3	550,593	*	24,356	23,024	(237,948)	360,028	1,633	361,661
*	Less than USD1,000

See accompanying notes to consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2023, 2024 and 2025

			Shares held
	Share capital		under share	Reserves				Non-
	of the	Share	award	Translation	Merger	Accumulated		controlling
	Company	premium	scheme	reserve	reserve	losses	Subtotal	interests	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at January 1, 2025	3	550,593	*	24,356	23,024	(237,948)	360,028	1,633	361,661
Profit (Loss) for the year	—	—	—	—	—	36,429	36,429	(91)	36,338
Other comprehensive income	—	—	—	(6,355)	—	—	(6,355)	—	(6,355)
Total comprehensive income (expense) for the year	—	—	—	(6,355)	—	36,429	30,074	(91)	29,983
As at December 31, 2025	3	550,593	*	18,001	23,024	(201,519)	390,102	1,542	391,644
*	Less than USD1,000

See accompanying notes to consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2024 and 2025

	2023	2024	2025
	USD’000	USD’000	USD’000
Operating activities
Profit before tax	33,107	33,243	49,507
Adjustments for:
Finance costs	8,424	8,538	11,447
Interest income	(1,846)	(5,074)	(7,665)
Depreciation of property, plant and equipment	42,742	43,939	43,642
Depreciation of right-of-use assets	35,709	36,910	38,902
Amortization of intangible assets	106	123	107
Impairment loss, net of reversal
– property, plant and equipment	(3,728)	2,308	1,236
– right-of-use assets	(3,916)	(2,355)	766
– goodwill	1,122	—	—
– intangible assets	1,600	—	—
Loss on disposal of property, plant and equipment and provision for early termination of leases	2,388	2,290	3,014
Net (gain) loss on lease termination	(2,161)	(1,476)	71
Loss on lease modification	366	—	—
Net gain arising on financial assets at fair value through profit or loss	(1,552)	(3,100)	(1,711)
Loss on disposal of a subsidiary (Note 37)	605	—	—
Other rental concessions	(596)	—	—
Net foreign exchange loss (gain)	7,378	20,501	(13,885)
Operating cash flows before movements in working capital	119,748	135,847	125,431
Increase in inventories	(3,778)	(1,759)	(4,954)
Increase in trade and other receivables and prepayments	(7,529)	(1,103)	(152)
Decrease (Increase) in rental and other deposits	19	—	(854)
Increase (Decrease) in trade payables	2,065	(3,687)	4,378
Increase in other payables	5,771	287	3,212
Increase in contract liabilities	7,187	1,245	516
Decrease in provisions	(150)	—	(688)
Increase in amounts due to related parties	66	487	779
Cash generated from operations	123,399	131,317	127,668
Income taxes paid, net of refunds	(9,354)	(11,621)	(13,020)
Net cash from operating activities	114,045	119,696	114,648
Investing activities
Interest received from bank deposits	1,370	4,052	5,336

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2024 and 2025

	2023	2024	2025
	USD’000	USD’000	USD’000
Purchase of financial assets at fair value through profit or loss	(97,250)	(233,236)	(373,921)
Redemption of financial assets at fair value through profit or loss	98,816	236,336	375,632
Purchase of property, plant and equipment	(32,801)	(34,742)	(53,157)
Proceeds on disposals of property, plant and equipment	1,790	134	142
Purchase of intangible assets	(173)	—	(135)
Payments for rental deposits	(1,949)	(2,027)	(4,215)
Refund of rental deposits	446	1,867	209
Proceeds from disposal of a subsidiary (Note 37)	17,389	—	—
Withdrawal of pledged bank deposits	587	—	200
Placement of time deposits with original maturity over three months	—	—	(127,400)
Net cash used in investing activities	(11,775)	(27,616)	(177,309)
Financing activities
Repayments of bank borrowings	(562)	—	—
Repayments of lease liabilities	(43,425)	(43,536)	(51,035)
Proceeds from issue of share of the Company	—	56,113	—
Capital injection from non-controlling interests	200	—	—
Net cash (used in) from financing activities	(43,787)	12,577	(51,035)
Net increase (decrease) in cash and cash equivalents	58,483	104,657	(113,696)
Cash and cash equivalents at beginning of the year	93,878	152,908	254,719
Effect of foreign exchange rate changes	547	(2,846)	3,567
Cash and cash equivalents at end of the year	152,908	254,719	144,590
Represented by:
Bank balances and cash (Note 19)	152,908	254,719	271,990
Less: time deposits with original maturity over three months	—	—	(127,400)
	152,908	254,719	144,590

See accompanying notes to consolidated financial statements.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

1.GENERAL INFORMATION

Super Hi International Holding Ltd. (the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The principal place of business is at 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter, Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111 in Cayman Islands.

The Company is an investment holding company and its subsidiaries (together, the “Group”) are principally engaged in the restaurants operation, delivery business and others located in overseas market outside Chinese Mainland, Hong Kong, Macau and Taiwan. The principal activities of the subsidiaries are disclosed in Note 35 to the consolidated financial statements. The ultimate controlling parties are Mr. ZHANG Yong and his spouse namely Ms. SHU Ping together with ZY NP LTD and SP NP LTD (collectively the “Controlling Shareholders”).

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) on December 30, 2022 and on the NASDAQ on May 16, 2024 (United States Eastern Standard Time).

Items included in the financial statements of each of the Group’s entities are recorded using the currency of the primary economic environment in which the entity operates (the “Functional Currency”). The Functional Currency of the Company is United States Dollar (“USD”), which is also the presentation currency of the consolidated financial statements.

2.ADOPTION OF NEW AND REVISED STANDARDS

Adoption of new and revised Standards – For the purpose of preparing and presenting the consolidated financial statements for the years ended December 31, 2023, 2024 and 2025, the Group has consistently applied the accounting policies which conform with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), which are effective for the annual period beginning on or after January 1, 2025, throughout the three years ended December 31, 2025.

The adoption of these new and amended accounting standards did not have any material effect on the financial statements.

New and revised IFRS Accounting Standards in issue but not yet effective

At December 31, 2025, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

Amendments IFRS 9 and IFRS 7	Classification and measurement of financial instruments[1]
Amendments IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[1]
Annual Improvements to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards — Volume 11[1]
IFRS 18	Presentation and Disclosures in the Financial Statements[2]
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[2]
Amendments to IFRS 10 and IAS 28	Sales or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
[1]	Effective for annual periods beginning on or after January 1, 2026, with early application permitted.
[2]	Effective for annual periods beginning on or after January 1, 2027, with early application permitted.
[3]	Effective for annual periods beginning on or after a date to be determined.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

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

The application of the new standard is not expected to have significant impact on the financial performance and positions of the Group in terms of recognition and measurement. However, it is expected to affect the structure and presentation of the consolidated statement of profit or loss. Additional disclosures required for the Group’s MPMs will be disclosed in a separate note to the consolidated financial statements.

3.	BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES INFORMATION

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

Years ended December 31, 2023, 2024 and 2025

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

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

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

Years ended December 31, 2023, 2024 and 2025

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

Revenue from contracts with customers

Information about the Group’s accounting policies relating to contracts with customers is provided in Note 5.

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

Years ended December 31, 2023, 2024 and 2025

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

Years ended December 31, 2023, 2024 and 2025

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

Property, plant and equipment

Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment other than renovation in progress as described below are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Renovation in progress is carried at cost, less any recognized impairment loss. Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of assets other than renovation in progress less their residual values over their estimated useful lives, using the straight-line method (Note 13). The estimated useful lives, residual values and depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

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

Years ended December 31, 2023, 2024 and 2025

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

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

Leases

The Group as lessee

The Group assesses whether a contract is or contains a lease, at inception of the contract. A right-of-use asset and a corresponding lease liability are recognized with respect to all lease arrangements, except for short-term leases of certain office premises and staff quarters that have a lease term of 12 months or less from the commencement date and do not contain a purchase option and leases of low value assets. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

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

Years ended December 31, 2023, 2024 and 2025

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset.

Right-of-use assets

A right-of-use asset is initially measured at cost comprising the initial lease liability, any lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs; and any restoration costs. The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term, and are tested for impairment in accordance with the policy similar to that adopted for property, plant and equipment in Note 13.

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

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is held for trading if:

●	it has been acquired principally for the purpose of selling in the near term; or
●	on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
●	it is a derivative, except for a derivative that is a designated and effective hedging instrument.
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

Impairment of financial assets

The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including deposits, trade and other receivables, pledged bank deposits and bank balances) which are subject to impairment assessment under IFRS 9 Financial Instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

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

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

(i)Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, obtained from economic expert reports, financial analysts, governmental bodies, relevant think-tanks and other similar organizations, as well as consideration of various external sources of actual and forecast economic information that relate to the Group’s core operations.

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

Years ended December 31, 2023, 2024 and 2025

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

(v)Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights. The Group uses a practical expedient in estimating ECL on trade receivables using a provision matrix taking into consideration historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and forward-looking information, including time value of money where appropriate, that is available without undue cost or effort.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

The Group measures ECL on an individual basis for certain deposits, or on a collective basis for portfolios of financial instruments that share similar economic risk characteristics. Lifetime ECL for certain trade receivables are considered on a collective basis taking into consideration past due information and relevant credit information such as forward-looking macroeconomic information. For collective assessment, the Group takes into consideration past-due status when formulating the grouping. The grouping is regularly reviewed by the management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

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

Financial liabilities including bank borrowings, amounts due to related parties, trade payables and other payables are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

4.KEY SOURCES OF ESTIMATION UNCERTAINTY

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are related to the following areas, and further explained in the respective notes:

Note 13 ‘Property, plant and equipment’: Impairment of property, plant and equipment and right-of- use assets

Note 22 ‘Lease liabilities’: Determination on discount rates of lease contracts

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

5.REVENUE

During the years ended December 31, 2023, 2024 and 2025, the Group’s revenue which represents the amount received and receivable, net of discounts and sales related taxes, from Haidilao restaurant operations, delivery business and others, which is generated from sales of hot pot condiment products and food under secondary brands to local guests and retailers, are as follows:

	2023	2024	2025
	USD’000	USD’000	USD’000
Types of services or goods
Haidilao restaurant operations	661,162	747,296	790,032
Delivery business	9,807	11,293	18,954
Others	15,393	19,719	31,769
Total	686,362	778,308	840,755
Timing of revenue recognition
At a point in time	686,362	778,308	840,755

Material accounting policy information

Revenues are derived principally from restaurant operations, delivery business and others.

Restaurant operations

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

Years ended December 31, 2023, 2024 and 2025

Others

Other revenues include sales of hot pot condiment products and food under secondary brands to local guests and retailers. Other revenues are recognized at point in time upon transfer of control of products to customers in an amount that reflects the consideration the Group expects to receive in exchange for those products.

6.OTHER INCOME

	2023	2024	2025
	USD’000	USD’000	USD’000
Interest income on:
– bank deposits	1,370	4,438	7,014
– rental deposits	476	636	651
	1,846	5,074	7,665
Government grants (Note)	3,164	1,322	1,210
Others	1,685	1,127	620
	6,695	7,523	9,495
Note:

The amounts mainly represent the subsidies received from the local governments for the Group’s business development. The Group recognized government grants of USD1,995,000 for the year ended December 31, 2023 in respect of Covid-19-related subsidies, of which USD1,993,000 was related to employment support scheme provided by the local government. No Covid-19-related subsidies were recognized in 2024 and 2025. There were no unfulfilled conditions for all the government grants in the years in which they were recognized as other income.

7.OTHER EXPENSES

	2023	2024	2025
	USD’000	USD’000	USD’000
Administrative expenses (Note)	19,505	17,850	19,915
Consulting services expenses	8,615	7,134	10,241
Bank charges	10,893	12,505	14,066
Daily maintenance expenses	5,756	7,439	8,130
Outsourcing service fee	12,714	19,507	24,638
Business development expenses	2,747	3,945	7,269
Storage expenses	2,452	2,355	2,836
	62,682	70,735	87,095
Note:	Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

8.OTHER GAINS (LOSSES) — NET

	2023	2024	2025
	USD’000	USD’000	USD’000
Net (impairment loss) reversal of impairment recognized, in respect of
– property, plant and equipment (Note 13)	3,728	(2,308)	(1,236)
– right-of-use assets (Note 14)	3,916	2,355	(766)
– goodwill (Note i)	(1,122)	—	—
– intangible assets (Note i and 15)	(1,600)	—	—
	4,922	47	(2,002)
Loss on disposal of property, plant and equipment and provision for early termination of leases	(2,388)	(2,290)	(3,014)
Net gain (loss) on lease termination	2,161	829	(71)
Loss on lease modification	(366)	—	—
Net foreign exchange (loss) gain	(4,988)	(19,704)	14,144
Net gain arising on financial assets at FVTPL (Note ii)	1,552	3,100	1,711
Others	284	94	(928)
Total	1,177	(17,924)	9,840

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

ii.

Financial assets at FVTPL relates to investments in short-term money market funds. The funds are measured at fair value using quoted prices from liquid markets, which are Level 1 and 2 financial instruments in terms of IFRS 13: Fair Value Measurement.

9.	FINANCE COSTS

	2023	2024	2025
	USD’000	USD’000	USD’000
Interests on lease liabilities	8,088	8,047	10,728
Interests charge on unwinding of provisions	336	491	719
	8,424	8,538	11,447

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

10.	INCOME TAX

10.1INCOME TAX EXPENSE

	2023	2024	2025
	USD’000	USD’000	USD’000
Current tax:
– current year	11,926	7,866	15,161
– (over) under provision of tax in prior years	(893)	(390)	103
Deferred tax (Note 10.2)	(3,183)	4,368	(2,095)
	7,850	11,844	13,169

The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation.

The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 9% to 33% on the estimated assessable profits for the year ended December 31, 2025 (2023 and 2024: 9% to 33%).

The income tax expense for the years ended December 31, 2023, 2024 and 2025 can be reconciled to the profit before tax per the consolidated statements of profit or loss and other comprehensive income as follows:

	2023	2024	2025
	USD’000	USD’000	USD’000
Profit before tax	33,107	33,243	49,507
Tax at 17% (Note)	5,628	5,651	8,416
Tax effect of expenses not deductible for tax purposes	4,438	4,762	4,911
Tax effect of income not taxable for tax purposes	(197)	(129)	(196)
Tax effect of tax losses not recognized	4,029	2,840	3,274
Tax effect of deductible temporary differences not recognized and utilization of temporary differences not recognized previously	(270)	(847)	(4,350)
Utilization of tax losses previously not recognized	(5,376)	(4,752)	(1,232)
Tax exemption and rebates	(899)	(65)	(104)
Withholding tax	1,906	2,810	2,488
(Over) Under provision of tax in prior years	(893)	(390)	103
Effect of different tax rates of subsidiaries operating in other jurisdictions	(481)	1,561	477
Others	(35)	403	(618)
Income tax expense for the year	7,850	11,844	13,169
Note:	17% represents the domestic tax rate of Singapore, the largest region where the Group’s business was located for the years ended December 31, 2023, 2024 and 2025.

10.2DEFERRED TAX ASSETS (LIABILITIES)

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for the financial reporting purpose:

	As at	As at	As at
	December 31,	December 31,	December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000
Deferred tax assets	43,787	51,916	57,903
Deferred tax liabilities	(43,139)	(55,621)	(59,362)
	648	(3,705)	(1,459)

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

The followings are the major deferred tax assets and liabilities recognized and movements thereon during the years ended December 31, 2023, 2024 and 2025:

	Accelerated	Right-of-
	tax	use	Lease	Tax
	depreciation	assets	liabilities	losses	Others	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At January 1, 2023	(2,360)	(50,978)	49,406	1,063	277	(2,592)
Credit (charge) to profit or loss (Note 10.1)	550	8,396	(7,555)	1,098	694	3,183
Exchange adjustments	2	155	(99)	(3)	2	57
At December 31, 2023	(1,808)	(42,427)	41,752	2,158	973	648
Credit (charge) to profit or loss (Note 10.1)	313	(7,706)	8,385	(783)	(4,577)	(4,368)
Exchange adjustments	(9)	2,281	(2,020)	(202)	(35)	15
At December 31, 2024	(1,504)	(47,852)	48,117	1,173	(3,639)	(3,705)
Credit (charge) to profit or loss (Note 10.1)	1,292	(3,245)	3,780	242	26	2,095
Exchange adjustments	(362)	(1,267)	1,281	63	436	151
At December 31, 2025	(574)	(52,364)	53,178	1,478	(3,177)	(1,459)

Deferred tax assets have not been recognized in respect of the following items:

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Tax losses (Note i)	127,280	114,405
Other deductible temporary differences (Note ii)	81,177	44,162
	208,457	158,567

Notes:

i.	Included in unrecognized tax losses are losses of USD46,827,000 that will expire in 2026 to 2035 (2024: USD60,558,000 that will expire in 2026 to 2034) and tax losses of USD67,578,000 (2024: USD66,722,000) may be carried forward indefinitely.

No deferred tax asset has been recognized in relation to the above tax losses due to the unpredictability of future profit streams of those loss-making subsidiaries and it is not probable that taxable profit will be available against which the tax losses can be utilized.

ii.	As at December 31, 2025, the Group has other deductible temporary differences of USD44,162,000 (2024: USD81,177,000) mainly arising from temporary differences of impairment loss and leasing transactions that may be carried forward indefinitely. No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

11.PROFIT FOR THE YEAR

The Group’s profit for the years ended December 31, 2023, 2024 and 2025 have been arrived at after charging (crediting):

	2023	2024	2025
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	42,742	43,939	43,642
Depreciation of right-of-use assets	35,709	36,910	38,902
Amortization of intangible assets	106	123	107
Total depreciation and amortization	78,557	80,972	82,651

Property and equipment rentals:
– Premises and equipment (short-term leases)	448	2,307	2,928
– Restaurants
– Variable lease payments (Note 14)	3,420	4,005	4,070
Subtotal	3,868	6,312	6,998
Other rental related expenses	13,293	13,824	17,237
Total rentals and related expenses	17,161	20,136	24,235

Directors’ emoluments	2,155	1,572	1,821
Other staff costs:
Salaries and other allowances	205,633	236,923	259,579
Employee welfare	7,240	8,459	10,750
Retirement benefit contributions	11,005	12,339	13,205
Total staff costs	226,033	259,293	285,355
Note:	The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases.

12.EARNINGS PER SHARE

The calculation of the basic earnings per share attributable to the owners of the Company is based on the following data:

	2023	2024	2025
	USD’000	USD’000	USD’000
Profit for the year attributable to the owners of the Company for the purpose of calculating earnings per share	25,653	21,801	36,429

	2023	2024	2025
	‘000	‘000	‘000
Weighted average number of ordinary for the purpose of calculating earnings per share (Note)	557,400	576,727	588,366
Note:

The weighted average number of ordinary shares for the purpose of basic earnings per share has been determined on the basis of the shares issued by the Company excluding the 61,933,000 shares held under share award scheme.

No diluted earnings per share for the years ended December 31, 2023, 2024 and 2025 was presented as there were no potential ordinary shares in issue for the years ended December 31, 2023, 2024 and 2025.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

13.PROPERTY, PLANT AND EQUIPMENT

	Leasehold		Transportation	Furniture	Renovation
	improvement	Machinery	equipment	and fixture	in progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000

COST
At January 1, 2024	301,500	15,712	1,505	32,938	14,475	366,130
Additions (Note i)	5,520	1,589	274	3,352	26,679	37,414
Transfer from renovation in progress	30,251	—	—	—	(30,251)	—
Disposals	(9,564)	(1,204)	(167)	(1,216)	(1,183)	(13,334)
Exchange adjustments	(6,502)	(490)	(134)	(847)	(672)	(8,645)
At December 31, 2024	321,205	15,607	1,478	34,227	9,048	381,565
Additions (Note i)	2,188	1,722	241	4,087	43,193	51,431
Transfer from renovation in progress	39,586	17	—	5	(39,608)	—
Disposals	(14,604)	(3,705)	(29)	(2,858)	(86)	(21,282)
Exchange adjustments	14,071	696	56	1,037	213	16,073
At December 31, 2025	362,446	14,337	1,746	36,498	12,760	427,787

DEPRECIATION AND IMPAIRMENT
At January 1, 2024	175,377	6,899	922	14,134	74	197,406
Charge for the year	37,564	2,741	163	3,471	—	43,939
Net impairment recognized in profit or loss	1,209	24	—	1,075	—	2,308
Eliminated on disposals	(8,852)	(867)	(129)	(1,201)	(75)	(11,124)
Exchange adjustments	(2,056)	(254)	(107)	(449)	1	(2,865)
At December 31, 2024	203,242	8,543	849	17,030	—	229,664

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

	Leasehold		Transportation	Furniture	Renovation
	improvement	Machinery	equipment	and fixture	in progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000

DEPRECIATION AND IMPAIRMENT (cont’d)
At January 1, 2025	203,242	8,543	849	17,030	—	229,664
Charge for the year	36,796	2,312	173	4,361	—	43,642
Net impairment recognized in profit or loss	1,046	(33)	—	223	—	1,236
Eliminated on disposals	(12,431)	(3,391)	(16)	(2,288)	—	(18,126)
Exchange adjustments	10,015	346	39	670	—	11,070
At December 31, 2025	238,668	7,777	1,045	19,996	—	267,486

CARRYING AMOUNT
At December 31, 2024	117,963	7,064	629	17,197	9,048	151,901

At December 31, 2025	123,778	6,560	701	16,502	12,760	160,301

Note i:

In 2025, the Group purchased for new additions of USD51,431,000 and renovation fee payables carried forward from prior year of USD4,144,000 (Note 21). There is USD4,512,000 that remains unpaid and is included in renovation fee payables (Note 21). The Group also made prepayments to suppliers for renovation works of USD3,169,000 (2024: USD1,075,000) (Note 17).

In 2024, the Group purchased for new additions of USD37,414,000 and renovation fee payables carried forward from prior year of USD1,472,000 (Note 21). There is USD4,144,000 that remains unpaid and is included in renovation fee payables (Note 21).

Note ii:

The above items of property, plant and equipment, except for renovation in progress, after taking into account the residual value, are depreciated on a straight-line basis at the following rates per annum:

Leasehold improvement	5.56% – 33.00% or lease term
Machinery	12.50% – 33.00%
Transportation equipment	10.00% – 25.00%
Furniture and fixture	5.26% – 33.00%

Key sources of estimation uncertainty

Impairment assessment of property, plant and equipment and right-of-use assets

Property, plant and equipment and right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At the end of each reporting date, management also assessed if there were indications for reversal of impairment on certain property, plant and equipment and right-of-use assets. For restaurant assets, impairment is tested at the individual restaurant level as a cash generating unit (CGU).

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

The recoverable amounts of CGUs are determined based on value in use calculation. That calculation used discounted cash flow projections based on financial budgets approved by the management of the Group covering the remaining lease periods which are between 1 to 5 years with pre-tax discount rates ranging from 8.1% to 19.6% and 7.7% to 18.8% per annum as at December 31, 2024 and 2025 which varies in restaurants operated in different countries. Cash flows beyond the 5-year period for those CGUs with remaining lease terms more than 5 years are extrapolated using a steady 0% to 3% growth rate per annum. Other key assumptions for the value in use calculations related to the estimation of cash inflows/outflows included revenue growth rate and average percentage of costs and operating expenses of revenue for the forecast periods, which are based on the CGUs’ past performance and the management’s expectations for the market development.

Based on the results of the assessments, management of the Group determined that the recoverable amounts of certain CGUs are lower than the carrying amounts because of continuing weak performance due to competition and market conditions. The impairment loss has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not reduced below the highest of its fair value less cost of disposal, its value in use and zero. During the year, some restaurants have achieved significant improvement in their operations because of the optimization of internal management and general improvement of market conditions. Accordingly, management of the Group determined that the recoverable amounts of certain CGUs are higher than the carrying amounts. The reversal of impairment loss for the CGUs have been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not increased above its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods.

Based on the value in use calculation and the allocation, gross impairment loss of USD5,299,000, USD5,332,000 and USD2,530,000, and gross reversal of USD9,027,000, USD3,024,000 and USD1,294,000 has been recognized against the carrying amount of property, plant and equipment for the years ended December 31, 2023, 2024 and 2025, respectively. As at December 31, 2024 and 2025, the accumulated impairment losses of USD36,008,000 and USD31,158,000 in respect of property, plant and equipment that have been recognized.

Based on the value in use calculation and the allocation, gross impairment loss of USD3,523,000, USD776,000 and USD1,632,000 and gross reversal of USD7,439,000, USD3,131,000 and USD866,000 has been recognized against the carrying amount of right-of-use assets for the years ended December 31, 2023, 2024 and 2025, respectively. As at December 31, 2024 and 2025, the accumulated impairment losses of USD22,159,000 and USD21,613,000 in respect of right-of-use assets that have been recognized.

14.RIGHT-OF-USE ASSETS

Leased
properties
USD’000
At December 31, 2024
Carrying amount	185,514
At December 31, 2025
Carrying amount	204,180
For the year ended December 31, 2023
Depreciation charge	35,709
Reversal of impairment loss recognized in profit or loss	(3,916)
For the year ended December 31, 2024
Depreciation charge	36,910
Reversal of impairment loss recognized in profit or loss	(2,355)
For the year ended December 31, 2025
Depreciation charge	38,902
Impairment loss recognized in profit or loss	766

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

Details of impairment assessment of right-of-use assets are set out in Note 13.

	2023	2024	2025
	USD’000	USD’000	USD’000
Amount recognized in profit or loss:
Expense relating to short-term leases	448	2,307	2,928
Variable lease payments not included in the measurement of lease liabilities	3,420	4,005	4,070
Other movements:
Total cash outflow for leases (Note)	47,293	49,848	58,033
Additions to right-of-use assets	23,420	56,896	43,740
Derecognition of right-of-use assets arising from
lease termination	(24,076)	(7,272)	(903)
Remeasurement of provision for restoration	—	3,850	467
(Decrease) Increase due to the modification of leases	(1,310)	6,781	10,184

Note:

During the years ended December 31, 2024 and 2025, the amount includes payments of principal and interest portion of lease liabilities of USD43,536,000 and USD51,035,000 respectively which are presented in financing cash flows and payment of variable lease payments and short-term leases of USD6,312,000 and USD6,998,000 respectively which are presented in operating cash flows.

During the years ended December 31, 2024 and 2025, the Group leases various premises for its operations. Lease contracts are entered into for fixed terms of 12 months to 20 years, but may have termination options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

Variable lease payments

Leases of restaurants are either with only fixed lease payments or contain variable lease payment that are based on 0.25% to 8.0%, 0.3% to 10.0% and 0.3% to 10.0% of sales with minimum annual lease payments that are fixed over the lease term for the years ended December 31, 2023, 2024 and 2025 respectively. The payment terms are common in restaurants in the countries and areas where the Group operates. The amounts of fixed and variable lease payments paid to relevant lessors for the years ended December 31, 2023, 2024 and 2025 are as follows:

For the year ended December 31, 2023

	Number	Fixed	Variable	Total
	of leases	payments	payments	payments
		USD’000	USD’000	USD’000
Office premises without variable lease payments	6	352	—	352
Leases without variable lease payments	193	21,135	—	21,135
Leases with variable lease payments	61	22,386	3,420	25,806
Total	260	43,873	3,420	47,293

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

For the year ended December 31, 2024

	Number	Fixed	Variable	Total
	of leases	payments	payments	payments
		USD’000	USD’000	USD’000
Office premises without variable lease payments	10	457	—	457
Leases without variable lease payments	225	25,298	—	25,298
Leases with variable lease payments	72	20,088	4,005	24,093
Total	307	45,843	4,005	49,848

For the year ended December 31, 2025

	Number	Fixed	Variable	Total
	of leases	payments	payments	payments
		USD’000	USD’000	USD’000
Office premises without variable lease payments	11	514	—	514
Leases without variable lease payments	284	27,850	—	27,850
Leases with variable lease payments	79	25,599	4,070	29,669
Total	374	53,963	4,070	58,033

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

The Group assessed at the lease commencement date and concluded it is reasonably certain not to exercise the termination options. In addition, the Group reassesses whether it is reasonably certain not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee.

During the years ended December 31, 2024 and 2025, the Group decided to discontinue the operations of certain restaurants before the expiry of original lease terms of those restaurants. As a result, the Group is reasonably certain to exercise the termination option stipulated in the lease agreements for the relevant restaurants, and lease liabilities and right-of-use assets have been adjusted to reflect the shorter lease term. Any differences will be recognized in profit and loss as provision for early termination.

Restrictions or covenants on leases

Lease liabilities of USD228,801,000 (2024: USD212,626,000) are recognized with related right-of-use assets of USD204,180,000 (2024: USD185,514,000) as at year end. The lease agreements do not impose any covenants other than the security deposits that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Leases committed

As at December 31, 2024 and 2025, the Group has entered into new leases for several restaurants that have yet to commence, with average non-cancellable period ranging from 3 to 16 years (2024: 3 to 5 years), the total future undiscounted cash flows over the non-cancellable period amounted to USD1,192,000 and USD45,464,000 as at December 31, 2024 and 2025, respectively.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

15.	INTANGIBLE ASSETS

			Brand
			name
	Software	License	(Note)	Total
	USD’000	USD’000	USD’000	USD’000
COST
At January 1, 2024	169	486	1,600	2,255
Additions	7	—	—	7
Disposals	(10)	—	—	(10)
Exchange adjustments	1	(2)	—	(1)
At December 31, 2024	167	484	1,600	2,251
Additions	126	9	—	135
Disposals	(68)	(59)	—	(127)
Exchange adjustments	22	1	—	23
At December 31, 2025	247	435	1,600	2,282
ACCUMULATED DEPRECIATION
At January 1, 2024	87	166	—	253
Charge for the year	58	65	—	123
Exchange adjustments	—	(3)	—	(3)
At December 31, 2024	145	228	—	373
Charge for the year	79	28	—	107
Disposals	(68)	(59)	—	(127)
Exchange adjustments	18	—	—	18
At December 31, 2025	174	197	—	371
ACCUMULATED IMPAIRMENT
At January 1, 2024, December 31, 2024 and December 31, 2025	—	—	1,600	1,600
CARRYING AMOUNT
At December 31, 2024	22	256	—	278
At December 31, 2025	73	238	—	311
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

As a result, the brand name was considered by the management of the Group as having an indefinite useful life because it was expected to contribute to net cash inflows indefinitely. The brand name will not be amortized until its useful life is determined to be finite. Instead it will be tested for impairment annually and whenever there is an indication that it may be impaired. The brand name was fully impaired in prior years, and accordingly its carrying amount remains nil.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

16.	INVENTORIES

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Condiment products	7,451	7,779
Food ingredients	14,293	17,065
Beverage	1,634	2,071
Other materials	8,143	10,604
	31,521	37,519

17.TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Trade receivables (Note i)	14,952	18,042

Other receivables and prepayments:
Prepayment to suppliers (Note ii)	14,584	12,923
Others (Note iii)	3,552	6,973
	18,136	19,896

Total	33,088	37,938

Current	30,754	35,652
Non-current (Note iii)	2,334	2,286
	33,088	37,938

As at January 1, 2024, trade receivables from contracts with customers amounted to USD18,430,000.

Notes:

i.	Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of each reporting period.
ii.	Included in the prepayment to suppliers was the prepayment of renovation fees amounting to USD3,169,000 (2024: USD1,075,000).
iii.	Included in others are mainly long-term loans to non-controlling interest holders amounting to USD1,961,000 (2024: USD1,961,000). The loans are unsecured, interest-free and repayable in 5 years.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

18.AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties:

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Trade nature (Note):
Related companies controlled by the Controlling Shareholders	1,329	2,177
Note:	Amounts due to related parties arising from the purchase of food ingredients and condiment products have a credit terms of 30 to 60 days.
19.	PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Bank balances and cash
– Cash on hand	811	705
– Bank balances (Note i)	253,908	271,285
	254,719	271,990
Pledged bank deposits (Note ii)	2,855	2,793
	257,574	274,783

Notes:

i.	As at December 31, 2025, the Group’s bank balances carried interest at market rates ranging from Nil to 5.30% (2024: Nil to 3.70)% per annum, including time deposits of USD127,400,000 (2024: Nil) with original maturity of four to six months and carried fixed interest rate at 4.12% to 5.30% (2024: Nil) per annum.
ii.	As at December 31, 2025, bank deposits of USD2,793,000 (2024: USD2,855,000) carrying interest rate at 0.25% to 3.92% (2024: Nil to 5.00%) per annum, are pledged to banks to secure the rental payments to the lessors.

20.TRADE PAYABLES

Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An aged analysis of the Group’s trade payables, as at the end of each reporting period, based on the invoice date, is as follows:

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Within 60 days	30,711	36,337

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

21.OTHER PAYABLES

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Staff cost payable	24,249	25,886
Other taxes payables	8,399	10,846
Renovation fee payables (Note 13)	4,144	4,512
Others	1,308	1,736
	38,100	42,980

22.LEASE LIABILITIES

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Lease liabilities payable:
Within one year	41,407	45,662
Within a period of more than one year but not exceeding two years	34,843	39,795
Within a period of more than two years but not exceeding five years	73,725	78,569
Within a period of more than five years	62,651	64,775
	212,626	228,801
Less: Amounts due for settlement within one year shown under current liabilities	41,407	45,662
Amounts due for settlement after one year shown under non-current liabilities	171,219	183,139

The incremental borrowing rates applied to lease liabilities range from 0.77% to 9.75% (2024: 0.77% to 9.50%) per annum as at December 31, 2025.

Key sources of estimation uncertainty

Determination on discount rates of lease contracts

The Group applies incremental borrowing rates as the discount rates of lease liabilities, which require financing spread adjustments and lease specific adjustments based on the relevant market rates. The assessments of the adjustments in determining the discount rates involved management judgment, which may significantly affect the amount of lease liabilities and right-of-use assets. As at December 31, 2024 and 2025, the carrying amounts of right-of-use assets are USD185,514,000 and USD204,180,000 respectively and the carrying amounts of lease liabilities are USD212,626,000 and USD228,801,000 respectively.

23.	CONTRACT LIABILITIES

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Customer loyalty scheme	11,642	12,224
Prepaid cards and issued vouchers	1,007	1,339
	12,649	13,563

As at January 1, 2024, contract liabilities amounted to USD11,404,000.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

The following table shows the revenue recognized during the year that was in relation to contract liabilities carried forward from the prior year.

	2023	2024	2025
	USD’000	USD’000	USD’000
Customer loyalty scheme	3,366	7,583	9,451
Prepaid cards and issued vouchers	350	483	1,007
	3,716	8,066	10,458

The transaction price allocated to the remaining performance obligation (unsatisfied or partially unsatisfied) as at year end and the expected timing of recognizing revenue are as follows:

	As at December 31, 2024
	Customer	Prepaid cards
	loyalty	and issued
	scheme	vouchers	Total
	USD’000	USD’000	USD’000
	(Note i)	(Note ii)
Within one year	8,662	1,007	9,669
More than one year but within two years	2,898	—	2,898
More than two years	82	—	82
	11,642	1,007	12,649

	As at December 31, 2025
	Customer	Prepaid cards
	loyalty	and issued
	scheme	vouchers	Total
	USD’000	USD’000	USD’000
	(Note i)	(Note ii)
Within one year	9,319	1,339	10,658
More than one year but within two years	2,817	—	2,817
More than two years	88	—	88
	12,224	1,339	13,563

Notes:

i.	The customer loyalty points have a validity period between 2 to 5 years from the date the loyalty points were granted to customers and may be redeemed at any time within the validity period at the customers’ discretion. The amounts disclosed above represent the Group’s expectation on the timing of redemption by customers.
ii.	The Group issued prepaid cards and vouchers that have no expiration and can be utilized for future consumption in restaurants at the customers’ discretion. The amounts disclosed above represent the Group’s expectation on the timing of utilization by customers.

Material accounting policy information

Refer to Note 5 for the material accounting policy information relating to recognition of revenue and contract liabilities in relation to the above items.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

24.PROVISIONS

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Provision for restoration (Note)	14,434	17,166

Less: Amounts expected to be paid within one year	1,941	1,987
Amounts shown under non-current liabilities	12,493	15,179

Note: The provision is related to costs expected to be incurred to restore the leasehold properties according to lease agreements.

The movements in provisions during the years ended December 31, 2024 and 2025 are as follows:

		Provision for
	Provision for	early termination
	restoration	of leases	Total
	USD’000	USD’000	USD’000
At January 1, 2024	9,406	—	9,406
Provision in the year	1,178	675	1,853
Remeasurement in the year	4,015	—	4,015
Utilized in the year	(283)	(675)	(958)
Interests accrued	491	—	491
Exchange adjustments	(373)	—	(373)
At December 31, 2024	14,434	—	14,434

Provision in the year	1,630	—	1,630
Remeasurement in the year	632	—	632
Termination	(127)	—	(127)
Utilized in the year	(775)	—	(775)
Interests accrued	719	—	719
Exchange adjustments	653	—	653
At December 31, 2025	17,166	—	17,166

25.SHARE-BASED PAYMENTS

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

As at December 31, 2024 and 2025, the vesting conditions (including both of service conditions and performance conditions) of the Share Award Scheme have not yet been agreed and no shared understanding of the terms and conditions of the share-based payment arrangement between the Company and the grantees have been reached, accordingly, no share-based payment transaction was accounted for during the year ended December 31, 2024 and 2025.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

26.SHARE CAPITAL & SHARE PREMIUM

Share Capital of the Company

		Shown in the
		consolidated
		financial
	Number of shares	statements
		USD’000
Ordinary shares at par value of USD0.000005 each
Authorized:
As at January 1, 2024, December 31, 2024 and 2025	10,000,000,000	—
Issued and fully paid:
As at January 1, 2023 and December 31, 2023	619,333,000	3
Issue of shares (Note)	30,966,000	*
As at December 31, 2024 and 2025	650,299,000	3

Share Premium of the Company

	2024	2025
	USD’000	USD’000
As at beginning of year	494,480	550,593
Premium arising on issue of equity shares, net off issuance costs	56,113	—
As at end of year	550,593	550,593

* :Less than USD1,000.

Note:

In May 2024, the Company issued 3,096,600 American Depositary Shares (“ADSs”), with each ADS representing 10 ordinary shares. The issue price was USD1.956 per share and each share has a par value of USD0.000005. Amounts received above the par value, net off issuance costs, are recorded as share premium.

27.RETIREMENT BENEFIT SCHEMES

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

The total expense recognized in profit or loss of approximately USD11,005,000, USD12,389,000 and USD13,249,000 for the years ended December 31, 2023, 2024 and 2025, represents contributions paid/payable to these plans by the Group at rates specified in the rules of the plans. During the years ended December 31, 2023, 2024 and 2025, the Group had no forfeited contributions (by employers on behalf of employees who leave the scheme prior to vesting fully in such contributions) in the defined social security contribution schemes which may be used by the Group to reduce the existing level of contributions. There were also no forfeited contributions available to be utilized for such use.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

28.RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows from financing activities:

			Non-cash changes
	At			Lease	Disposal			At
	January 1,	Financing	Interest	liabilities	of lease	Other rental	Exchange	December 31,
	2023	cash flows	accruals	recognized	liabilities	concessions	difference	2023
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000

Bank borrowings	596	(562)	—	—	—	—	(34)	—
Lease liabilities (Note 22)	241,703	(43,425)	8,088	22,687	(27,181)	(596)	1,669	202,945
	242,299	(43,987)	8,088	22,687	(27,181)	(596)	1,635	202,945

			Non-cash changes
	At			Lease				At
	January 1,	Financing	Interest	liabilities	Lease	Disposal of	Exchange	December 31,
	2024	cash flows	accruals	recognized	modifications	lease liabilities	difference	2024
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000

Lease liabilities (Note 22)	202,945	(43,536)	8,047	55,275	6,781	(8,605)	(8,281)	212,626

			Non-cash changes
	At			Lease				At
	January 1,	Financing	Interest	liabilities	Lease	Disposal of	Exchange	December 31,
	2025	cash flows	accruals	recognized	modifications	lease liabilities	difference	2025
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000

Lease liabilities (Note 22)	212,626	(51,035)	10,728	40,928	11,027	(938)	5,465	228,801

29.DIVIDEND

No dividend was paid or proposed for ordinary shareholders of the Company during the years ended December 31, 2023, 2024 and 2025, nor has any dividend been proposed since its incorporation.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

30.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Categories of the financial instruments

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Financial assets
Financial assets at amortized cost	296,828	325,924

Financial liabilities
Financial liabilities at amortized cost	61,741	70,648
Lease liabilities	212,626	228,801

Financial risk management objectives and policies

The Group’s major financial instruments include rental and other deposits, trade and other receivables, pledged bank deposits, bank balances and cash, trade payables, amounts due to related parties and other payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk, credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management of the Group manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

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

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities included the intra-group balances denominated in foreign currencies, as at the end of the reporting period are as follows:

	Assets
	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Monetary assets:
– denominated in Chinese Yuan (“CNY”)	13	2,156
– denominated in SGD	6,143	5,894
– denominated in USD	19,389	21,667
– denominated in Hong Kong Dollar (“HKD”)	252	115
– denominated in Euro (“EUR”)	14	39

	Liabilities
	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Monetary liabilities:
– denominated in CNY	4,690	6,598
– denominated in SGD	291	943
– denominated in USD	493,713	509,819
– denominated in HKD	55	63
– denominated in EUR	2,033	1,607

Sensitivity analysis

The following table details the Group’s sensitivity to a 10% weaken in the functional currency of the relevant group entities against the relevant foreign currencies. 10% is the sensitivity rate used in the management’s assessment of the reasonably possible change in the foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, and adjusts their translation at the end of each reporting period for a 10% change in foreign currency rates. A positive (negative) number below indicates an increase (decrease) in pre-tax profit during the years. For a 10% strengthen of the functional currency of relevant group entities, there would be an equal and opposite impact on the profit after loss.

The Group

	2024	2025
	USD’000	USD’000
Profit or loss
– CNY impact	(468)	(444)
– SGD impact	585	495
– USD impact	(47,432)	(48,815)
– HKD impact	20	5
– EUR impact	(202)	(157)

The above sensitivity analysis is prepared assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

(a)(ii)Interest rate risk

The Group is exposed to fair value interest rate risk in relation to pledged bank deposits (Note 19), and lease liabilities (Note 22). The Group is also exposed to cash flow interest risk in relation to variable-rate bank balances (Note 19) which carry prevailing market interests. The management of the Group manage the interest rate risk by maintaining a balanced portfolio of fixed rate and floating rate bank borrowings and bank balances. The Group manage its interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. The management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range.

No sensitivity analysis on interest rate risk is presented as the management consider the sensitivity on interest rate risk on bank balances is insignificant.

(b)Credit risk

The Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statements of financial position (including deposits, trade receivables, other receivables, financial assets at FVTPL, pledged bank deposits and bank balances).

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

There has been no material change in the estimation techniques or significant assumptions made throughout the years ended December 31, 2023, 2024 and 2025.

(c)Liquidity risk

In the management of the liquidity risk, the management of the Group monitors and maintains a reasonable level of cash and cash equivalents which is deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The Group relies on the cash generated from operating activities as the main source of liquidity. For the year ended December 31, 2025, the Group had net cash generating from operating activities of USD114,648,000 (2023: USD114,045,000, 2024: USD119,696,000).

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

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

				Over
	Weighted		Over	1 year
	average	On demand	2 months	but		Total
	interest	or within	but within	within	Over	undiscounted	Carrying
	rate	2 months	1 year	2 years	2 years	cash flows	amount
		USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at December 31, 2024
Financial liabilities
Trade payables	—	30,711	—	—	—	30,711	30,711
Other payables	—	29,701	—	—	—	29,701	29,701
Amounts due to related parties	—	1,329	—	—	—	1,329	1,329
Total	—	61,741	—	—	—	61,741	61,741
Lease liabilities	5.14%	9,377	34,214	38,365	192,746	274,702	212,626
As at December 31, 2025
Financial liabilities
Trade payables	—	36,337	—	—	—	36,337	36,337
Other payables	—	32,134	—	—	—	32,134	32,134
Amounts due to related parties	—	2,177	—	—	—	2,177	2,177
Total	—	70,648	—	—	—	70,648	70,648
Lease liabilities	7.52%	8,191	40,906	44,567	209,727	303,391	228,801

31.FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

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

32.CAPITAL MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of debt and equity balances. The Group’s overall strategy remains unchanged during the years ended December 31, 2023, 2024 and 2025.

The capital structure of the Group consists of net debt, which includes the lease liabilities disclosed in Note 22, net of cash and cash equivalents and equity attributable to owners of the Company, comprising issued share capital of the Company, accumulated losses and other reserves.

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

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

33.RELATED PARTY DISCLOSURES

Save as the amounts due to related parties disclosed in Note 18, the related party transactions are detailed as below:

(A)Related party transactions

During the years ended December 31, 2023, 2024 and 2025, the Group has entered into the following transactions with related parties:

Purchase of goods/services from related parties

Relationship	Nature of transaction	2023	2024	2025
		USD’000	USD’000	USD’000
Related companies controlled by the Controlling Shareholders	Purchase of condiment products and instant hot pot products	13,712	16,576	19,052

The Group is licensed by Sichuan Haidilao Catering Co., Ltd., a company controlled by the Controlling Shareholders, to use the trademark on a royalty-free basis.

The Group owns the proprietary rights to the formulas of Super Hi Customized Products (the “Condiments Formulae”) in regions other than Chinese Mainland, Hong Kong, Macau and Taiwan regions and licenses the Condiments Formulae to Yihai International Holding Ltd. and its subsidiaries (companies controlled by the Controlling Shareholders) and its contracted manufacturers to use for production on a royalty-free basis.

Disposal of a subsidiary

Relationship	Nature of transaction	2023	2024	2025
		USD’000	USD’000	USD’000
Related companies controlled by the Controlling Shareholders	Disposal of a subsidiary	605	—	—

On October 31, 2023, the Group disposed all its equity interest in a wholly owned subsidiary, JAPAN HAI Co., Ltd to Newpai for a cash consideration of JPY2.6 billion (equivalent to USD17.4 million). Details of assets and liabilities disposed of, and the calculation of the loss on disposal are disclosed in Note 37.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

(B)Remuneration of key management personnel of the Group

	2023	2024	2025
	USD’000	USD’000	USD’000
Directors’ fee	180	215	253
Short-term employee benefits	1,324	1,554	2,295
Performance related bonuses	1,464	1,616	1,310
Retirement benefit scheme contributions	74	96	80
	3,042	3,481	3,938

34.MAJOR NON-CASH TRANSACTIONS

For the years ended December 31, 2023, 2024 and 2025, the Group did not have any major non-cash transactions.

35.PARTICULARS OF SUBSIDIARIES OF THE COMPANY

Details of the major subsidiaries directly and indirectly held by the Company are set out below:

	Place of
	incorporation/
	establishment		Proportion ownership interest and
	and principal	Issued and fully paid	voting power held by the Company as at
	place of	ordinary share capital/	December 31,	December 31,	December 31,	Principal
Name of subsidiaries	business	registered capital	2023	2024	2025	activities
			%	%	%
Singapore Super Hi Dining Pte. Ltd.	Singapore	Ordinary share capital SGD10,117,416	100%	100%	100%	Wholesale and Food Manufacturing
Haidilao International Treasury Pte. Ltd.	Singapore	Ordinary share capital SGD1,000,000	100%	100%	100%	Financial management
Singapore Hiseries Pte. Ltd.	Singapore	Ordinary share capital SGD3,000,000	100%	100%	100%	Restaurant operation
Singapore Hai Di Lao Dining Pte. Ltd.	Singapore	Ordinary share capital SGD3,000,000	100%	100%	100%	Restaurant operation
HDL Management USA Corporation	USA	Ordinary share capital USD5,970,005	100%	100%	100%	Management consultation
Haidilao Catering (U.S.A.) Inc.	USA	Ordinary share capital USD10,000	100%	100%	100%	Restaurant operation
Haidilao Restaurant California Inc.	USA	Ordinary share capital USD2,000,000	100%	100%	100%	Restaurant operation
Haidilao Restaurant Group, Inc.	USA	Ordinary share capital USD10,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot Industry Inc.	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation
Haute Hotpots Corporation	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

	Place of
	incorporation/
	establishment		Proportion ownership interest and
	and principal	Issued and fully paid	voting power held by the Company as at
	place of	ordinary share capital/	December 31,	December 31,	December 31,	Principal
Name of subsidiaries	business	registered capital	2023	2024	2025	activities
			%	%	%
Haidilao Hot Pot Century City Inc.	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot Fremont Inc.	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot Seattle, Inc.	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot Bellevue Inc.	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot Houston Inc.	USA	Ordinary share capital USD150,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot Chicago Inc.	USA	Ordinary share capital USD150,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot Dallas Inc.	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot Jersey City Inc.	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot Daly City Inc.	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot San Diego Inc.	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot Las Vegas, Inc.	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation
Haidilao Hotpot Arizona Inc.	USA	Ordinary share capital USD500,000	100%	100%	100%	Restaurant operation
Haidilao Japan Co., Ltd.	Japan	Ordinary share capital JPY50,000,000	100%	100%	100%	Restaurant operation
Haidilao Korea Co., Ltd.	South Korea	Ordinary share capital KRW6,285,740,000	100%	100%	100%	Restaurant operation
Hai Di Lao Sydney Proprietary Limited	Australia	Ordinary share capital Australian Dollar (“AUD”) 3,500,001	100%	100%	100%	Restaurant operation
Hai Di Lao Melbourne Proprietary Limited	Australia	Ordinary share capital AUD1	100%	100%	100%	Restaurant operation
U.K. Haidilao Pte. Ltd.	UK	Ordinary share capital Great British Pound 500,000	100%	100%	100%	Restaurant operation
Hai Di Lao Canada Restaurants Group Ltd.	Canada	Registered capital Canadian Dollar (“CAD”) 17,000,100	100%	100%	100%	Restaurant operation

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

	Place of
	incorporation/
	establishment		Proportion ownership interest and
	and principal	Issued and fully paid	voting power held by the Company as at
	place of	ordinary share capital/	December 31,	December 31,	December 31,	Principal
Name of subsidiaries	business	registered capital	2023	2024	2025	activities
			%	%	%
Hai Di Lao Malaysia Sdn.Bhd.	Malaysia	Ordinary share capital Malaysian Ringgit (“MYR”) 6,000,000	100%	100%	100%	Restaurant operation
Haidilao International Food Services Malaysia Sdn Bhd	Malaysia	Ordinary share capital MYR6,000,000	100%	100%	100%	Wholesale and Food Manufacturing
Hai Di Lao Vietnam Holdings Company Limited	Vietnam	Ordinary share capital USD1,000,000	100%	100%	100%	Restaurant operation
PT Haidilao Indonesia Restaurants	Indonesia	Ordinary share capital Indonesian Rupiah (“IDR”) 35,000,000,000	100%	100%	100%	Restaurant operation
Hai Di Lao Proprietary (Thailand) Limited	Thailand	Ordinary share capital Thai Baht 122,448,980	98.97%	98.97%	98.97%	Restaurant operation
New Super Hi (Xi’an) Management Consulting Co., Ltd. (Note i)	The PRC	Ordinary share capital USD7,000,000	100%	100%	100%	Management consultation
Hai Di Lao UAE Restaurant L.L.C	United Arab Emirates	Ordinary share capital United Arab Emirates Dirham 300,000	100%	100%	100%	Restaurant operation
HAIDILAO Philippines Restaurant Corporation	Philippines	Ordinary share capital Philippine Peso 25,000,000	100%	100%	100%	Restaurant operation
HN&T	USA	Registered capital N/A	80%	80%	80%	Restaurant operation
Hai Di Lao Huo Guo (Cambodia) Co., Ltd	Cambodia	Ordinary share capital Cambodian Riel 200,000,000	100%	100%	100%	Restaurant operation
Haidilao Hot Pot MA Inc.	USA	Ordinary share capital USD500,000	N/A	100%	100%	Restaurant operation
Haidilao Hotpot GA Inc.	USA	Registered capital USD500,000	N/A	100%	100%	Restaurant operation

At the end of the reporting period, the Company has other subsidiaries that are not material to the Group. All subsidiaries in the Group are limited liability companies and have adopted December 31 as their financial year end date.

Notes:

i.	This subsidiary is a wholly foreign owned enterprise with limited liability established in the PRC.
ii.	None of the subsidiaries had issued any debt securities at the end of each year.

36.CAPITAL COMMITMENTS

At the end of each reporting period, the Group had the following capital commitments:

	As at	As at
	December	December
	31, 2024	31, 2025
	USD’000	USD’000
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	13,140	28,843

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

37.DISPOSAL OF A SUBSIDIARY

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

Impact of disposal on the results of the Group

The hotel business of JAPAN HAI Co., Ltd, which was held under Haidilao Japan Co., Ltd before September 15, 2023, contributed loss of USD1,319,000 for the year ended December 31, 2023. The impact to the Group’s profit (loss) for the year is not material.

SUPER HI INTERNATIONAL HOLDING LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

38.SEGMENT INFORMATION

Information reported to the Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and to assess performance, focuses on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, no operating segment information is presented.

No individual customer contributes to over 10% of total revenue of the Group during the years ended December 31, 2023, 2024 and 2025.

The Group operates mainly in Southeast Asia, North America and others.

The Group’s revenue from external customers by geographic area, based on location of operation, is detailed as below:

	2023	2024	2025
	USD’000	USD’000	USD’000
Singapore	158,887	162,582	148,218
United States of America	103,524	109,890	113,374
Malaysia	81,163	98,532	108,242
Vietnam	77,951	87,827	93,972
Others	264,837	319,477	376,949
Total	686,362	778,308	840,755

The Group’s non-current assets presented below by geographic area excluded other receivables, rental and other deposits, prepayment and deferred tax assets:

	As at	As at
	December 31,	December 31,
	2024	2025
	USD’000	USD’000
Singapore	41,741	29,875
United States of America	84,740	94,503
Australia	41,896	42,598
Others	169,316	197,816
Total	337,693	364,792